                                  FORM 18-K/A
           For Foreign Governments and Political Subdivisions Thereof
           __________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                              AMENDMENT NO. 2 TO
                                 ANNUAL REPORT
                                       of
                              PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)
                             ______________________

                 Date of end of last fiscal year: March 31, 2008

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

________________________________________________________________________________

Title of Issue             Amounts as to which               Names of exchanges
                           registration is effective         on which registered
________________________________________________________________________________
N/A                        N/A                               N/A
________________________________________________________________________________

          Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                             Vera Nicholas-Gervais
                             Head of the Provincial
                  Territorial and Parliamentary Affairs Section
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   __________

                                   Copies to:
                             Christopher J. Cummings
                             Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                            Suite 4405, P.O. Box 247
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                               PROVINCE OF ONTARIO

          In  connection  with  the  issuance  by the  Province  of  Ontario  of
     US$2,000,000,000  2.625%  Bonds  due  January  20,  2012,  the  undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2008 (the "Annual Report") as follows:

     The following additional exhibits are added to the Annual Report:

     Exhibit  (f)   Fiscal  Agency  Agreement,  dated as of  January  21,  2009, including the form of Bonds;  Underwriting Agreement,  dated as of January 13, 2009, including the names and addresses of the  Underwriters;  Opinion  of  the  Legal  Counsel,  Legal
                    Services  Branch,  Ministry  of Finance of the  Province  of
                    Ontario, including a consent relating thereto, in respect of the legality of the Bonds; and Schedule of Expenses.

                                   SIGNATURE

     Pursuant to the  requirements  of the  Securities  Exchange Act of 1934,the registrant  has duly caused this  amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                    PROVINCE OF ONTARIO
                                    (Name of registrant)

January 21, 2009                 By:   /s/ Irene Stich
                                    ___________________________________________
                                    Name:  Irene Stich
                                    Title: Director, Capital Markets Operations
                                           Capital Markets Division
                                           Ontario Financing Authority

                                 Exhibit Index

Exhibit (f)    Fiscal Agency Agreement,  dated as of January 21, 2009, including the form of Bonds;  Underwriting  Agreement,  dated as of January
               13, 2009,  including the names and addresses of the Underwriters;
               Opinion of the Legal Counsel, Legal Services Branch,  Ministry of
               Finance of the Province of Ontario,  including a consent relating thereto, in respect of the legality of the Bonds; and Schedule of
               Expenses.

                                                                      CONFORMED COPY

                               PROVINCE OF ONTARIO

                                US$2,000,000,000

                        2.625% BONDS DUE JANUARY 20, 2012

                             -----------------------

                             FISCAL AGENCY AGREEMENT

                             -----------------------

                          Dated as of January 21, 2009

                               PROVINCE OF ONTARIO

     FISCAL AGENCY AGREEMENT dated as of January 21, 2009,  between the Province of Ontario  (the  "Province")  and The Bank of New York  Mellon,  a  corporation organized and existing under the laws of the State of New York, as fiscal agent, transfer agent, registrar and principal paying agent.

     1.  Underwriting  Agreement.  The  Province  entered  into an  underwriting agreement dated as of January 13, 2009 (the  "Underwriting  Agreement") with the several  underwriters  listed on Schedule II thereto providing for the issue and sale by the Province of  US$2,000,000,000  aggregate  principal amount of 2.625%
Bonds due January 20, 2012 (the "Bonds").

     2. Appointment of Registrar;  Paying Agents; Additional Transfer Agent. (a)
The Province hereby appoints The Bank of New York Mellon,  at present having its principal office at 101 Barclay Street, New York, New York 10286, in the Borough
of Manhattan,  the City and State of New York, as fiscal agent,  transfer agent, registrar  and  principal  paying agent of the Province for the Bonds,  upon the terms and conditions set forth herein.  The Bank of New York Mellon accepts such appointments,  and along with its  successors  as such  fiscal  agent,  transfer agent,  registrar and principal  paying agent is hereinafter  referred to as the
"Registrar".

     (b) The  Province  may from  time to time  appoint  one or more  additional agents  (hereinafter  called a "Paying  Agent" or the "Paying  Agents")  for the payment (subject to the applicable laws and regulations) of the principal of and interest and  Additional  Amounts (as defined in the terms and conditions of the
Bonds),  if any,  on the  Bonds at such  place or  places  as the  Province  may determine  pursuant  to a written  paying  agency  agreement  (a "Paying  Agency
Agreement").  In  addition,  the  Province,  with  the  acknowledgement  of  the
Registrar,  hereby  appoints  The Bank of New York  Mellon,  One Canada  Square,
London EI4 5AL, England, as its initial Paying Agent in the United Kingdom,  and
The Bank of New York Mellon  accepts such  appointment.  The Province may at any time terminate the appointment of any Paying Agent provided,  however,  (i) that for so long as the Bonds are  admitted  to the  Official  List of the  Financial
Services  Authority and to trading on the London Stock Exchange plc's  Regulated
Market  and the  rules of such  stock  exchange  or the  rules of the  Financial
Services Authority (UK) so require, the Province will maintain a paying agent in the United Kingdom, and (ii) that the Province will maintain a paying agent in a
Member  State of the  European  Union that will not be obliged  to  withhold  or deduct tax pursuant to the European Council Directive  regarding the taxation of savings income  (Directive  2003/48/EC) (the "Directive") or any other directive implementing  the  conclusions of the ECOFIN  Council  meeting of 26-27 November
2000 or any law  implementing  or  complying  with,  or  introduced  in order to conform to, such directive.  The Province will keep the Registrar informed as to the name,  address,  and telephone  and  facsimile  numbers of each Paying Agent appointed by it and will notify the Registrar of the  resignation  of any Paying
Agent.  The Registrar  shall arrange with each Paying Agent for the payment,  as provided  herein,  of the principal of and interest and Additional  Amounts,  if any, on the Bonds on terms approved by the Province  (further  references herein to  principal  and  interest  shall be  deemed to also  refer to any  Additional
Amounts).

     (c) The  Province  may from  time to time  appoint  one or more  additional agents for the  processing  of  applications  for  registration  of  transfer or exchange of fully registered Bonds in definitive form  (hereinafter  referred to as an "Additional  Transfer Agent" or "Additional Transfer Agents" and, together with the  Registrar,  in its  capacity as transfer  agent of the  Province,  the
"Transfer  Agents" or  individually  a "Transfer  Agent")  pursuant to a written transfer agency agreement (a "Transfer Agency  Agreement").  The Province may at
any time  terminate  the  appointment  of any  Additional  Transfer  Agent.  The
Province will keep the Registrar  informed as to the name, address and telephone and facsimile numbers of each Additional Transfer Agent appointed by it and will notify the Registrar of the resignation or termination of the appointment of any
Additional Transfer Agent.

     3. Form. (a) The Bonds shall  initially be issued in the form of four fully
registered   global   certificates   without  coupons  (such  registered  global
certificates and any registered global  certificate or certificates  issued upon any transfer or exchange  thereof or in  replacement  therefor  are  hereinafter referred to as the "Global Bonds").  The Global Bonds shall be registered in the name of Cede &  Co., as nominee of The Depository  Trust Company ("DTC") and held by The Bank of New York Mellon as custodian for DTC ("DTC  Custodian").  As long as DTC or its  respective  nominee is the  registered  holder of the Global
Bonds,  it will be considered the sole owner and registered  holder of the Bonds for all purposes hereunder and under the Global Bonds. None of the Province, the
Registrar or any Paying Agent will have any  responsibility or liability for any aspect of the records  relating to or payments  made by DTC,  CDS  Clearing  and
Depository  Services Inc.,  Euroclear Bank  S.A./N.V.,  or Clearstream  Banking,
societe anonyme on account of beneficial  interests in the Global Bonds.  Except as provided in Section 6 hereof,  owners of  beneficial  interests in the Global
Bonds will not be entitled to have Bonds  registered  in their  names,  will not receive or be entitled to receive Bonds in definitive  registered  form and will not be considered  registered  holders thereof under this Agreement.  The Global
Bonds will be substantially in the form attached hereto as Exhibit 1.

     (b) All Bonds  (including  the Global Bonds) shall be executed on behalf of the  Province  by the  signature,  manual or in  facsimile,  of the  Minister of
Finance  or the  manual  signature  of any one of (i)  the  Deputy  Minister  of
Finance, or (ii) the Chief Executive Officer,  the Executive  Director,  Capital
Markets Division or any Director,  Capital Markets Division,  all of the Ontario
Financing  Authority,  and shall be sealed with the manual or facsimile  seal of the  Minister of Finance.  In the event that any  official of the  Province  who shall have  signed or whose  facsimile  signature  shall  appear upon any of the
Bonds shall cease to hold such office before the Bonds so signed shall  actually have been authenticated, registered or delivered, such Bonds nevertheless may be authenticated, registered and delivered with the same force and effect as though such  person who signed  such  Bonds had not ceased to be such  official  of the
Province.

     4. Authentication. The Registrar shall, upon receipt of Bonds duly executed and sealed on behalf of the Province  together with a written order or orders to authenticate  and deliver  Bonds in a stated  aggregate  principal  amount,  (i)
authenticate  and register not more than the said aggregate  principal amount of
Bonds and deliver  them in  accordance  with the written  order or orders of the
Province  and  (ii)  thereafter  authenticate,  register  and  deliver  Bonds in accordance with the provisions of Sections 5, 6 and 8 of this Agreement.  Except as described in Section 9(d) hereof,  the total amount of the Bonds to be issued and  outstanding  at any time,  whether in the form of Global  Bonds or Bonds in definitive  registered form, issued in exchange for the Global Bonds,  shall not exceed  US$2,000,000,000  in  aggregate  principal  amount,  plus the  aggregate principal amount of any additional Bonds issued by the Province  pursuant to any supplement hereto in accordance with Section 15 of this Agreement.

     5. Registration,  Transfers and Exchanges.  (a) The Registrar,  as agent of the Province for such purpose,  shall at all times keep at its principal  office in the  Borough of  Manhattan,  the City and State of New York,  a  register  or registers  (hereinafter  the "Register" or "Registers") for the registration and registration  of transfers and exchanges of Bonds, in which shall be entered the names and addresses of the registered  holders of Bonds and the principal amount of and other particulars of the Bonds held by them. Subject to Section 6 hereof, upon  surrender  for  registration  of transfer of any Bond at said office,  the
Registrar  shall  authenticate,  register  and  deliver,  in  the  name  of  the transferee or  transferees,  a new Bond or Bonds for a like aggregate  principal amount.  Subject to Section 6 hereof,  upon surrender of any Bond at said office for  exchange,  the  Registrar  shall  authenticate,  register and  deliver,  in exchange  for such Bond, a new Bond or new Bonds of the  appropriate  authorized denomination(s) and for a like aggregate principal amount in accordance with the provisions of the Bonds. The Province and the Registrar shall not be required to make any  exchange of Bonds if as a result  thereof,  the  Province  would incur adverse tax or other similar  consequences  under the laws or regulations of any jurisdiction in effect at the time of the exchange.

     (b) All  new  Bonds  authenticated  and  delivered  by the  Registrar  upon registration of transfer or in exchange for Bonds of other  denominations  shall be so dated  that  neither  gain nor loss of  interest  shall  result  from such registration of transfer or exchange.

     (c) All Bonds  presented  or  surrendered  for  registration  of  transfer, exchange or payment shall be accompanied by a written  instrument or instruments of  transfer  in  form  satisfactory  to the  Registrar,  duly  executed  by the registered  holder or its  attorney  duly  authorized  in  writing  and with the signatures  thereon duly guaranteed by a commercial bank or trust company having its  principal  office  in the City of New  York or by a member  of the New York
Stock Exchange.

     (d) The Registrar and each  Additional  Transfer Agent shall not impose any service charge on the registered  holder on any such registration of transfer or exchange of Bonds in the normal  course of business;  however,  the Province may require of the party  requesting  such  transfer  or  exchange,  as a  condition precedent to the exercise of any right of transfer or exchange contained in this
Agreement or in the Bonds, the payment of a sum sufficient to cover any stamp or other tax or other governmental charge payable in connection therewith.

     (e) The Province, the Registrar and any Paying Agent or Additional Transfer
Agent may treat the person in whose name any Bond is  registered as the absolute owner of such Bond for the  purpose of  receiving  payment of  principal  of and interest on such Bond,  and all other purposes  whatsoever,  whether or not such
Bond be overdue,  and none of the Province,  the Registrar,  any Paying Agent or any  Additional  Transfer  Agent shall be affected by any notice to the contrary and any such payment shall be a good and  sufficient  discharge to the Province, the Registrar and any Paying Agent or Additional  Transfer  Agent for the amount so paid.

     (f) The  Registrar  shall not be  required  to  register  any  transfer  or exchange of Bonds (and any  Additional  Transfer  Agent shall not be required to accept presentment of fully registered Bonds in definitive form for registration of transfer or exchange by the Registrar) during the period (i) from the Regular
Record Date (as defined in the Bonds) to the  Interest  Payment Date (as defined in the Bonds) or (ii) from the close of business on the  fifteenth day preceding the date of early redemption of the Bonds (the "Redemption  Record Date") to the
date of early redemption of the Bonds (the "Redemption  Date"). For the purposes of any interest payment made in accordance with Section 7(b) or (c) hereof, such payment shall be made to those  persons in whose names the Bonds are  registered on such Regular Record Date or Redemption Record Date.

     (g) Each  Additional  Transfer  Agent,  as agent of the  Province  for such purpose,  shall maintain an office in its jurisdiction at which fully registered
Bonds in  definitive  form may be  presented  for  registration  of  transfer or exchange by the Registrar in accordance  with this  Agreement.  Each  Additional
Transfer Agent shall  promptly  forward to the Registrar all such Bonds received by it, together with the written  instrument or instruments of transfer referred to above.

     6. Special  Provisions  Relating to the Global Bonds. (a) Unless any Global
Bond is presented by an authorized  representative  of DTC to the Province,  the
Registrar or their respective  agents for registration of transfer,  exchange or payment,  and any replacement  Global Bond issued is registered in the name of a nominee of DTC as requested by such authorized representative and any payment is made to such  nominee of DTC,  any  transfer,  pledge or other use of the Global
Bonds for value or  otherwise  shall be  wrongful  since the  registered  holder thereof has an interest therein.

     (b) Except as  provided in this  subparagraph,  Bonds will not be issued in definitive  registered form. If at any time DTC notifies the Province that it is unwilling or unable to continue as depository  for the Global Bonds or if at any time DTC  ceases to be a clearing  agency  registered  under the  United  States
Securities  Exchange Act of 1934, as amended, or otherwise ceases to be eligible to be a  depositary,  the Province  shall  appoint a successor  depositary  with respect to the Global Bonds.  If a successor  depositary for the Global Bonds is not  appointed  by the Province  within a  reasonable  period after the Province receives such notice or becomes aware of such ineligibility,  the Province shall execute and seal Bonds in definitive  registered  form, and the Registrar,  upon receipt  thereof,  shall  authenticate  and  deliver  such  Bonds in  definitive registered form without coupons, in denominations determined by the Province and of  US$5,000  and  integral  multiples  of  US$1,000  for  amounts  in excess of
US$5,000,  in an aggregate  principal  amount equal to the  aggregate  principal amount of the Global Bonds as of the exchange date.

     The Province may at any time and in its sole  discretion  determine  not to have any of the Bonds  held in the form of the Global  Bonds.  In such event the
Province  shall execute and seal Bonds in definitive  registered  form,  and the
Registrar,  upon receipt thereof,  shall  authenticate and deliver such Bonds in definitive  registered form without coupons, in denominations  determined by the
Province  and of US$5,000  and  integral  multiples  of US$1,000  for amounts in excess of US$5,000,  in an  aggregate  principal  amount equal to the  aggregate principal amount of the Global Bonds as of the exchange date.

     Upon the  exchange of the Global Bonds for Bonds in  definitive  registered form, the Registrar shall cancel such Global Bonds and shall reduce the holdings of Cede &  Co. on the Register to nil. Bonds in definitive  registered  form issued in  exchange  for the Global  Bonds  pursuant  to this  section  shall be registered  in such names as DTC  pursuant  to  instructions  from its direct or indirect  participants  or  otherwise,  shall  instruct  the  Registrar  or  the
Province.  The Registrar shall deliver such Bonds in definitive  registered form to or as directed by the persons in whose names such definitive registered Bonds
are  so  registered   and,  to  the  extent   reasonably   practicable   in  the
circumstances,  shall direct all payments to be made in respect of such Bonds in definitive  registered  form to the registered  holders thereof on or after such exchange  regardless of whether such exchange occurred after the record date for such payment.

     All Bonds in  definitive  registered  form issued upon the  exchange of the
Global Bonds shall be valid  obligations  of the Province,  evidencing  the same debt, entitled to the same benefits and subject to the same terms and conditions
(except  insofar as they  relate  specifically  to a Global  Bond) as the Global
Bonds surrendered upon such exchange.

     7. Payment. (a) The Province will pay to the Registrar,  in same day funds, in such coin or  currency  of the  United  States of  America  as at the time of payment is legal tender for payment of public and private  debts,  to an account to be specified by the Registrar,  on the day on which the same shall become due
(or the next succeeding  Business Day if such due date falls upon a day which is not a Business Day as defined  below,  unless such next  following  Business Day falls in the next  succeeding  calendar month, in which case the related payment will be made on the  immediately  preceding  Business Day as if made on the date such  payment was due),  all amounts to be paid on the Bonds for  principal  and interest on that date as required  by the terms of the Bonds,  and the  Province hereby  authorizes and directs the  Registrar,  from the funds so paid to it, to make payment of the principal and interest in respect of the Bonds in accordance with their terms and the  provisions  set forth below.  For the purposes of this
Section 7(a),  "Business Day" means a day on which banking  institutions  in the
City of New  York,  in the City of  London  and in the City of  Toronto  are not
authorized or obligated by law or executive order to be closed.

     (b) Payment of principal  and interest on the Global Bonds shall be made by the  Registrar  to Cede  &  Co.,  as  nominee  of DTC,  in same day funds in accordance with procedures agreed to between the Registrar and DTC.

     (c) Payment of principal in respect of Bonds in definitive  registered form issued  pursuant to Section 6(b) hereof  shall be made against  surrender at the office of the Registrar in the Borough of  Manhattan,  the City and State of New
York or at the office of any Paying  Agent  appointed  by the  Province for such purpose  pursuant  to  this  Fiscal  Agency  Agreement  and  any  Paying  Agency
Agreement.  Payment of interest due prior to or on the  Maturity  Date or on any
Redemption  Date will be made by  forwarding  by post or otherwise  delivering a cheque to the registered  addresses of registered  holders of Bonds,  or, at the option of the Province,  otherwise  transferring funds to the registered holders of the  Bonds.  Such  cheque  shall be dated the due date for  payment  and made payable  to the  order  of the  registered  holder  or,  in the  case  of  joint registered holders, to the order of all such joint holders (failing instructions from them to the  contrary) and shall be sent to the address of that one of such joint  holders  whose name  stands  first in the  register  as one of such joint holders. The Registrar shall mail or otherwise deliver such cheques to the names and  addresses of  registered  holders of Bonds  sufficiently  in advance of the relevant due date for payment that receipt of such cheques by registered holders on or before the due date is reasonably assured.

     (d) All moneys paid to the Registrar  under Section 7(a) of this  Agreement shall be held by it in a separate  account  from the  moment  when such money is received until the time of actual payment,  in trust for the registered  holders of Bonds to be applied by the Registrar to payments due on the Bonds at the time and in the manner provided for in this Agreement and the Bonds, provided that if the Registrar  shall fail to duly make any such payment due on the Bonds and, as a result of such failure, the Province otherwise duly makes such payments to the registered holders of Bonds, the Registrar shall thereupon hold such moneys paid to it under Section 7(a) in trust for the Province. Any money deposited with the
Registrar  for the payment of the  principal  or interest in respect of any Bond remaining  unclaimed for two years after such  principal or interest  shall have become due and payable shall be repaid to the Province without interest, and the registered  holder of a Bond may  thereafter  look only to the  Province for any payment to which such holder may be entitled.

     8. Mutilated,  Destroyed, Stolen or Lost Bond Certificates. (a) If any Bond
certificate is mutilated,  defaced,  destroyed,  stolen or lost, application for replacement  shall be made to the  Registrar  who shall  promptly  transmit such application  to the  Province.  Such  application  shall be  accompanied  by the mutilated or defaced  certificate or proof,  satisfactory to the Province in its discretion,  of the  destruction,  theft  or loss of the  certificate,  and upon receipt by the Province of an indemnity  satisfactory  to it, the Province shall execute a new certificate of like tenor, and upon written  instructions from the
Province,  the  Registrar  shall  thereupon  cancel  the  mutilated  or  defaced certificate  and adjust the Register to reflect the  cancellation,  destruction, theft or loss of a certificate,  as the case may be, and authenticate,  register and deliver  such new  certificate  in  exchange  for the  mutilated  or defaced certificate or in substitution  for the destroyed,  stolen or lost  certificate.
Such  replacement  certificate  shall be so dated that  neither gain nor loss in interest will result from such exchange or substitution. All expenses associated with  procuring  any  indemnity  and with the  preparation,  authentication  and delivery of a replacement  certificate will be borne by the registered holder of the mutilated, defaced, destroyed, stolen or lost Bond certificate.

     (b) Whenever any Bond  alleged to have been lost,  stolen or destroyed  for which a  replacement  Bond has been issued is  presented to the  Registrar,  any
Paying Agent or any Additional  Transfer Agent for payment on the Maturity Date, the Redemption Date or for registration of transfer or exchange,  the Registrar, the Paying Agent or the  Additional  Transfer  Agent,  as the case may be, shall immediately notify the Province in respect thereof and shall deal with such Bond only in accordance with the Province's instructions.

     9. Maturity,  Redemption and Purchases.  (a) Unless previously redeemed for tax reasons as provided in the terms and conditions of the Bonds, or repurchased by the Province, as provided below, the principal amount of the Bonds is due and payable on January 20, 2012 (the "Maturity Date").

     (b) In accordance with the terms and conditions of the Bonds,  upon receipt of a notice to redeem and a  certificate  of the  Province,  as set forth in the
Bonds,  not less than 30 days and no more than 60 days  prior to the  Redemption
Date,  the  Registrar  shall cause to be published,  in accordance  with Section
19(b) hereof, on behalf of the Province a notice of redemption stating:  (i) the
Redemption Date; (ii) the redemption  price; and (iii) if applicable,  the place or places of surrender of the Bonds to be redeemed.

     (c) The  Province  may,  if not in default  under the  Bonds,  at any time, purchase  Bonds in the open market,  or by tender or by private  contract at any price,  in accordance  with applicable law and may cause the Registrar to cancel any Bonds so purchased.

     (d) If the Province  elects to cancel any Bonds  purchased by it when Bonds have been issued in the form of a Global Bond,  it may require the  Registrar to register such  cancellation  and to reduce the outstanding  aggregate  principal amount of the Global Bonds in accordance  with the regular  procedures of DTC in effect at such time.

     10. Cancellation and Destruction.  All Bonds which are paid on the Maturity
Date or the Redemption  Date, or  surrendered  for  registration  of transfer or exchange for other  certificates or for  replacement,  shall be cancelled by the
Registrar who shall register such cancellation.  The Registrar shall, as soon as practicable  after the date of  cancellation  of Bonds  under  this  section  or
Section  8(a)  or the  date  that  the  register  is  adjusted  to  reflect  the destruction,  theft or loss of a  certificate  pursuant to Section  8(a) hereof, furnish the  Province  with a  certificate  or  certificates  stating the serial numbers and total number of Bonds that have been cancelled.  The Registrar shall destroy all cancelled Bonds in accordance with the  instructions of the Province and  shall  furnish  to  the  Province,  on  a  timely  basis,  certificates  of destruction  stating the serial  numbers,  dollar  value and total number of all
Bonds destroyed hereunder.

     11. (a) Limit on Liability. In acting under this Agreement,  the Registrar, any Paying Agent and any  Additional  Transfer Agent are acting solely as agents of the Province and do not assume any  obligation or  relationship  of agency or trust for or with any of the  registered  holders of the Bonds,  except that all funds held by the Registrar,  any Paying Agent or Additional  Transfer Agent for
payment  of  principal  or  interest  shall be held in trust for the  registered holders of Bonds as provided in this Agreement.

     (b) Rights and  Liabilities  of  Registrar.  The  Registrar  shall incur no liability  for,  or in  respect  of, any  action  taken,  omitted to be taken or suffered by it in reliance upon any Bond, certificate,  affidavit,  instruction, notice,  request,  direction,  order,  statement  or other  paper,  document  or communications  reasonably believed by it to be genuine. Any order, certificate,
affidavit,   instruction,   notice,  request,  direction,   statement  or  other
communication  from the  Province  made or given by it and  sent,  delivered  or directed to the Registrar under,  pursuant to, or as permitted by, any provision of this  Agreement  shall be sufficient  for purposes of this  Agreement if such communication is in writing and signed by any authorized officer of the Province or its attorney duly authorized in writing.

     (c) Right of Agent to Own Bonds. The Registrar, each Paying Agent, and each
Additional  Transfer  Agent,  and their officers,  directors and employees,  may become  the  holder of, or acquire  any  interest  in, any Bonds,  with the same rights that it or they would have if it were not the Registrar or a Paying Agent or an  Additional  Transfer  Agent  hereunder,  or they were not such  officers, directors or  employees,  and may engage or be  interested  in any  financial or other transaction with the Province and may act on, or as depositary, trustee or agent  for,  any  committee  or body of  registered  holders  of  Bonds or other obligations  of the  Province  as  freely as if it were not the  Registrar  or a
Paying Agent or an  Additional  Transfer  Agent  hereunder or they were not such officers, directors or employees.

     12.  Expenses  and  Indemnity.  (a)  In  connection  with  the  Registrar's appointment  and  duties  as  Registrar,  the  Province  will pay the  Registrar compensation  in an  amount  separately  agreed  upon  by the  Province  and the
Registrar.  The Province will  indemnify and hold harmless the  Registrar,  each
Paying Agent and each  Additional  Transfer  Agent against all claims,  actions, demands,  damages,  costs,  losses or  liability  which may be  incurred  by the
Registrar, any Paying Agent or any Additional Transfer Agent by reason of, or in connection with, the Registrar's,  any Paying Agent's or any Additional Transfer
Agent's appointment and duties as such, except as such result from any negligent act or omission,  bad faith or wilful  misconduct of the  Registrar,  any Paying
Agent or any Additional Transfer Agent or their respective directors,  officers, employees or agents.  In  addition,  the Province  will (i)  indemnify  and hold harmless  the DTC  Custodian  on the same basis as  aforesaid  in respect of its duties as  custodian  for DTC but only to the  extent the DTC  Custodian  is not otherwise  entitled to be  indemnified  or held harmless by DTC, and (ii) shall, pursuant  to  arrangements  separately  agreed  upon  by the  Province  and  the
Registrar,  transfer  to the  Registrar,  upon  presentation  of  substantiating documentation  satisfactory to the Province, amounts sufficient to reimburse the
Registrar for certain  out-of-pocket  expenses  reasonably incurred by it and by any Paying  Agent in  connection  with their  services.  The  obligation  of the
Province under this paragraph shall survive payment of the Bonds and resignation or removal of the Registrar.

     (b) The  Registrar,  each Paying Agent and each  Additional  Transfer Agent agrees to indemnify and hold harmless the Province against all claims,  actions, demands,  damages,  costs,  losses and liabilities arising out of or relating to any negligent act or omission,  bad faith or wilful misconduct of the Registrar, such Paying Agent or such Additional  Transfer Agent, as the case may be, or its respective  directors,  officers,  employees or agents.  The  obligations of the
Registrar,  each  Paying  Agent and each  Additional  Transfer  Agent under this paragraph  shall survive  payment of the Bonds and resignation or removal of the
Registrar, each Paying Agent and each Additional Transfer Agent.

     (c) Each  indemnified  party shall give prompt notice to each  indemnifying party of any action  commenced  against it in respect of which  indemnity may be sought  under this  Agreement  but failure to so notify any  indemnifying  party shall not  relieve it from any  liability  which it may have  otherwise  than on account of this  indemnity.  An  indemnifying  party may  participate at its own expense in the defence of such action.  If it so elects within a reasonable time after receipt of such notice,  an  indemnifying  party may assume the defence of such action with legal  advisors  chosen by it and  approved by the  indemnified party defendant in such action, unless such indemnified party reasonably objects to such  assumption on the ground that there may be legal defences  available to it  which  are  different  from  or in  addition  to  those  available  to  such indemnifying  party,  but an  indemnifying  party  may  not  settle  any  action commenced  against an  indemnified  party  without  the  written  consent of the indemnified  party.  In order to be entitled to an  indemnity  with respect to a claim  hereunder,  an  indemnified  party will not,  without  the prior  written consent of the indemnifying  party, settle or compromise or consent to the entry of any judgment with respect to such pending or threatened claim,  action,  suit or proceeding in respect of which  indemnification or contribution may be sought hereunder (whether or not the indemnifying party is an actual or potential party to such claim or action).  If an  indemnifying  party assumes the defence of any such action, the indemnifying party shall not be liable for any fees or expenses of the legal advisors of the indemnified party incurred thereafter in connection with such  action.  In no event shall the  indemnifying  party be liable for the fees and expenses of more than one legal  advisor for the  indemnified  party in connection  with any one action or  separate  but  similar  or  related  actions arising out of the same general allegations or circumstances.

     13. (a) Successor  Registrar.  The Province  agrees that there shall at all times be a Registrar  hereunder and that the registrar  shall be a bank or trust company  organized  and doing  business  under the laws of the United  States of
America  or of the State of New York,  in good  standing  and  having a place of business  in the  Borough  of  Manhattan,  the City and State of New  York,  and
authorized  under such laws to exercise  corporate trust powers,  provided,  the
Province may choose to act at any time as its own fiscal agent,  transfer agent, registrar and principal paying agent.

     The Registrar  shall not transfer or assign this  Agreement or any interest
or  obligation  herein  without  the  Province's  prior  written  consent.   Any
corporation  into which the Registrar  hereunder may be merged or converted,  or any corporation with which the Registrar may be consolidated, or any corporation resulting from any merger,  conversion or  consolidation  to which the Registrar shall sell or otherwise transfer all or substantially all of the corporate trust business of the  Registrar,  provided  that it shall be qualified as  aforesaid, shall be the successor  Registrar under this Agreement  without the execution or filing of any paper or any further act on the part of any of the parties hereto, but subject to prior notice to and the prior written approval of the Province.

     (b)  Resignation.  The Registrar  may at any time resign by giving  written notice to the  Province  of its  resignation,  specifying  the date on which its resignation  shall become  effective (which shall not be less than 60 days after the date on which such  notice is given  unless the  Province  shall  agree to a shorter  period);  provided  that no such notice  shall expire less than 30 days before or 30 days after the due date for any payment of principal or interest in respect of the Bonds.  The  Province  may  remove the  Registrar  at any time by giving written notice to the Registrar specifying the date on which such removal shall become effective.  Such resignation or removal shall only take effect upon the appointment by the Province of a successor Registrar and upon the acceptance of such appointment by such successor Registrar.  Any Paying Agent or Additional
Transfer  Agent may resign or may be removed at any time upon like  notice,  and the Province in any such case may appoint in substitution  therefor a new Paying
Agent or Paying  Agents or  Additional  Transfer  Agent or  Additional  Transfer
Agents.

     (c) Bankruptcy or Insolvency of Registrar. The appointment of the Registrar hereunder shall forthwith  terminate,  whether or not notice of such termination shall  have  been  given,  if at any time the  Registrar  becomes  incapable  of performing its duties hereunder,  or is adjudged bankrupt or insolvent, or files a voluntary petition in bankruptcy or makes an assignment for the benefit of its creditors or consents to the  appointment  of a liquidator or receiver of all or any  substantial  part of its property or admits in writing its inability to pay or meet its debts as they mature or suspends payment thereof, or if a resolution is passed or an order made for the winding up or  dissolution  of the Registrar, or if a liquidator or receiver of the Registrar of all or any  substantial  part of its property is appointed,  or if any order of any court is entered approving any  petition  filed by or against  it under the  provisions  of any  applicable bankruptcy or insolvency  law, or if any public  officer takes charge or control of the Registrar or its property or affairs for the purposes of  rehabilitation, conservation or liquidation.

     (d)  Appointment  of  Successor.  Prior to the  effective  date of any such resignation or removal of the Registrar, or if the Registrar shall become unable to act as such or shall cease to be qualified as aforesaid,  the Province  shall appoint a successor Registrar, qualified as aforesaid. Upon the appointment of a successor  Registrar  and its  acceptance  of  such  appointment,  the  retiring
Registrar  shall,  at the  direction  of the  Province  and upon  payment of its compensation and expenses then unpaid, deliver and pay over to its successor any and all  securities,  money and any other  properties  then in its possession as
Registrar and shall thereupon cease to act hereunder.

     (e) Payment of Certain Registrar's Fees Upon Termination.  If the Registrar
resigns  pursuant  to Section  13(b) of this  Agreement  or ceases to act as the
Province's  fiscal  agent in respect of the Bonds  pursuant to Section  13(c) of this  Agreement,  the Registrar  shall only be entitled to annual fees otherwise payable to it under this Agreement on a pro rata basis for that period since the most recent  anniversary of this Agreement  during which the Registrar has acted as fiscal agent hereunder.  In the event that the Registrar ceases to act as the
Province's  fiscal  agent in  respect  of the Bonds for any  other  reason,  the
Registrar  shall be  entitled  to receive  the full  amount of the  annual  fees payable to it in respect of the Bonds pursuant to Section 12 of this Agreement.

     14. Meetings of Holders of Bonds. (a) The Registrar shall convene a meeting of the registered  holders of the Bonds for any lawful purpose  affecting  their interests upon receipt of a written request of the Province or a written request signed in one or more  counterparts  by the registered  holders of not less than
10% of the  principal  amount  of the  Bonds  then  outstanding  and upon  being indemnified as to its reasonable  satisfaction by the Province or the registered holders of Bonds  signing such  request,  as the case may be,  against the costs which may be  incurred  in  connection  with the  calling  and  holding  of such meeting.  If the Registrar fails to give notice convening such meeting within 30 days  after  receipt  of  such  request  and  indemnity,  the  Province  or such registered holders of Bonds, as the case may be, may convene such meeting. Every such  meeting  shall be held in  Toronto,  Canada or such other  place as may be approved or determined by the Province.

     (b) At  least  21  days'  notice  of any  meeting  shall  be  given  to the registered holders of the Bonds in the manner provided pursuant to the terms and conditions of the Bonds and a copy thereof  shall be sent by prepaid  courier to the Registrar  unless the meeting has been called by the  Registrar,  and to the
Province,  unless the meeting has been called by the Province. Such notice shall state the time,  place and purpose of the meeting and the general  nature of the business to be transacted  at the meeting,  and shall include a statement to the effect that, prior to 48 hours before the time fixed for the meeting, (i) in the case of Bonds issued in the form of a Global Bond, those persons recorded in the
Register,  or (ii) in the limited  circumstances  in which  Bonds in  definitive registered form have been issued,  those registered holders of Bonds who deposit their Bonds with the Registrar or any other person  authorized  for such purpose
by  the  Registrar  or  the  Province,   shall  be  entitled  to  obtain  voting
certificates for appointing proxies (subject to such procedures and requirements as the Province and the Registrar may prescribe),  but it shall not be necessary for any such  notice to set out the terms of any  resolution  to be  proposed at such meeting or any other provisions.

     (c) A registered  holder of Bonds may appoint any person by  instrument  in writing as the holder's proxy in respect of a meeting of the registered  holders of Bonds or any  adjournment  of such  meeting,  and such  proxy  shall have all rights of the registered holder of Bonds in respect of such meeting. All written notices to DTC of  meetings  shall  contain a  requirement  that the  registered holders  of Bonds  must  notify  clearing  system  participants  and,  if known, beneficial  owners  of  Bonds  of the  meeting  in  accordance  with  procedures established from time to time by such clearing systems.  The registered  holders of Bonds  shall seek  voting  instructions  on the  matters to be raised at such meeting from the clearing system  participants or, if known, from the beneficial owners of Bonds.

     (d) A  person,  who need  not be a  registered  holder  of  Bonds,  will be nominated in writing by the  Registrar as  chairperson  of the meeting and if no person is so nominated  or if the person so  nominated is not present  within 15 minutes  from the time fixed for the  holding  of the  meeting,  the  registered holders of the Bonds  present in person or by proxy  shall  choose  some  person present to be chairperson,  and failing such choice,  the Province may appoint a chairperson.

     (e) At a meeting of registered  holders of Bonds, a quorum shall consist of one or more  registered  holders  of Bonds  present  in  person  or by proxy who represent  at least a  majority  in  principal  amount  of the Bonds at the time outstanding. If a quorum of the registered holders of Bonds shall not be present within one-half hour after the time fixed for holding any meeting,  the meeting, if  convened  by or at the  request of  registered  holders  of Bonds,  shall be dissolved,  but if otherwise  convened the meeting shall stand adjourned without notice to the same day in the next week  (unless  such day is not a business day in the place  where the  meeting is to take  place in which case it shall  stand adjourned  until the next such  business day following  thereafter)  at the same time and place  unless the  chairperson  appoints  some other  place in Toronto,
Ontario, or some other day or time of which not less than seven (7) days' notice shall be given in the manner  provided  above.  At the adjourned  meeting one or more registered  holders of Bonds present in person or by proxy shall constitute a quorum and may  transact  the  business  for which the meeting was  originally convened  notwithstanding  that they may not  represent  at least a majority  in principal amount of the Bonds then outstanding.

     (f) The  chairperson  of any  meeting  at which a quorum of the  registered holders of Bonds is present may, with the consent of the registered holder(s) of a majority of principal  amount of the Bonds  represented  thereat,  adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

     (g) Every  motion or question  submitted  to a meeting  shall be decided by
Extraordinary  Resolution (as defined below) and in the first place by the votes given on a show of hands. At any such meeting, unless a poll is duly demanded as herein  provided,  a declaration by the  chairperson  that a resolution has been carried  or  carried  unanimously  or by a  particular  majority  or lost or not carried  by a  particular  majority  shall be  conclusive  of the  fact.  On any question submitted to a meeting when ordered by the chairperson or demanded by a show of hands by one or more registered  holders of Bonds acting in person or by proxy and holding at least 2% in principal amount of the Bonds then outstanding, a poll shall be taken in such manner as the chairperson shall direct.

     (h) On a poll,  each  registered  holder  of Bonds  present  in  person  or represented  by a proxy duly  appointed  by an  instrument  in writing  shall be entitled to one vote in respect of each  US$5,000  principal  amount of Bonds of which the person shall then be the registered  holder  (calculated on a pro rata basis for registered holders who hold Bonds in integral multiples of US$1,000 in excess of US$5,000).  A proxy need not be a registered  holder of Bonds.  In the case of Bonds held jointly,  any one of the joint registered  holders present in person or by proxy may vote in the  absence of the other or others;  but in case more than one of them be  present  in  person or by proxy,  only one of them may vote in  respect of each  US$5,000  principal  amount of Bonds (or such  greater amount of Bonds that is not an integral  multiple of US$5,000) of which they are joint registered holders.

     (i) The Province and the Registrar,  by their  authorized  representatives, officers and directors, and the financial and legal advisors of the Province and the Registrar  may attend any meeting of the  registered  holders of Bonds,  but shall have no vote as such.

     (j) Except as set forth in Section 18 hereof, the registered holders of the
Bonds  may  consent  by  Extraordinary  Resolution  (as  defined  below)  to any modification  or amendment  proposed by the Province to this  Agreement  and the
Bonds.  An  Extraordinary  Resolution  duly passed at any such meeting  shall be binding on all registered holders of Bonds,  whether present or not; however, no such modification or amendment to this Agreement or the Bonds shall, without the consent of the registered holder of each such Bond affected thereby;  (a) change the Maturity Date of any Bond or change any Interest  Payment  Date;  (b) reduce the principal amount thereof or the rate of interest payable thereon; (c) change the coin or currency of payment of any Bond;  (d) impair the right to  institute suit for the enforcement of any such payment on or with respect to such Bond; or
(e) reduce the percentage of principal  amount of Bonds necessary for the taking of any action,  including  modification  or amendment  of this  Agreement or the terms and conditions of the Bonds,  or reduce the quorum required at any meeting of registered holders of Bonds.

     The term "Extraordinary  Resolution" is defined as a resolution passed at a meeting of registered holders of Bonds held in accordance with the provisions of this Agreement and the Bonds by the affirmative  vote of the registered  holders of not less than 66 2/3% of the principal amount of the Bonds represented at the meeting in person or by proxy and voted on the resolution or as an instrument in writing signed in one or more counterparts by the registered holders of not less than 66 2/3% in principal amount of the outstanding Bonds.

     (k)  Minutes  of all  resolutions  and  proceedings  at  every  meeting  of registered  holders  of Bonds held in  accordance  with the  provisions  of this
Agreement  shall be made and  entered in books to be from time to time  provided for that  purpose by the  Registrar  at the expense of the Province and any such minutes,  if signed by the chairperson of the meeting at which such  resolutions were passed or proceedings  taken,  or by the chairperson of the next succeeding meeting of the registered holders of Bonds, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the  proceedings  of which  minutes  shall  have been made,  shall be deemed to have  been duly held and  convened,  and all  resolutions  passed  and proceedings taken thereat to have been duly passed and taken.

     (l) Every Extraordinary Resolution passed in accordance with the provisions of this  Agreement at a meeting of registered  holders of Bonds shall be binding upon all the registered holders of Bonds, whether present at or absent from such meeting,  and every instrument in writing signed by registered  holders of Bonds in  accordance  with  paragraph (j) of this Section 14 shall be binding upon all the  registered  holders of Bonds  (whether or not a signatory).  Subject to the provisions for its indemnity herein  contained,  the Registrar shall be bound to give effect accordingly to every such Extraordinary Resolution.

     (m) The Registrar, or the Province with the approval of the Registrar,  may from time to time make, and from time to time vary, such regulations as it shall from time to time deem fit:

     (i) for the deposit of instruments  appointing proxies at such place as the
Registrar,  the Province or the registered holders of Bonds convening a meeting, as the case may be, may in the notice convening such meeting direct; and

     (ii) for the deposit of  instruments  appointing  proxies at some  approved place or places  other  than the place at which  the  meeting  is to be held and enabling particulars of such instruments appointing proxies to be mailed, cabled or sent by any other means of recorded  communication  before the meeting to the
Province or to the  Registrar  at the place where the same is to be held and for the voting of proxies so deposited  as though the  instruments  themselves  were produced at the meeting.

     Any  regulation  so made shall be binding and  effective and votes given in accordance  therewith  shall  be  valid  and  shall  be  counted.  Save  as such regulations  may  provide,  the only  persons who shall be entitled to vote at a meeting of registered  holders of Bonds shall be the registered  holders thereof or their duly appointed proxies.

     15. Further Issues.  The Province may from time to time,  without notice to or the consent of the registered holders of the Bonds,  create and issue further bonds  ranking  pari passu with the Bonds in all  respects  (or in all  respects except for the  payment  of  interest  accruing  prior to the issue date of such further  bonds or except for the first  payment of interest  following the issue date of such further bonds) and so that such further bonds shall be consolidated and form a single  series  with the Bonds and  shall  have the same  terms as to status,  redemption or otherwise as the Bonds. Any further bonds shall be issued with the benefit of an agreement supplemental to this Agreement.

     16.  Reports.  The Registrar  shall furnish to the Province such reports as may be required by the Province  relative to the Registrar's  performance  under this Agreement. The Province may, whenever it deems it necessary,  inspect books and records maintained by the Registrar pursuant to this Agreement, if any.

     17.  Forwarding  of Notice.  If the  Registrar  shall receive any notice or demand  addressed to the Province  pursuant to the provisions of the Bonds,  the
Registrar shall promptly forward such notice or demand to the Province.

     18. Amendments. This Agreement and the Bonds may be amended or supplemented by the parties hereto, without notice to or the consent of the registered holder of any Bond, for the purpose of curing any ambiguity,  or of curing,  correcting or supplementing  any defective  provision  contained herein or in the Bonds, or effecting  the issue of  further  bonds as  described  under  Section 15 of this
Agreement,  or in any other  manner  which the  Province  may deem  necessary or desirable and which, in the reasonable opinion of the parties hereto,  shall not adversely affect the interests of the beneficial owners of the Bonds.

     19. Notices. (a) Any communications from the Province to the Registrar with respect to this Agreement shall be addressed to The Bank of New York Mellon, 101
Barclay Street, New York, New York 10286, Attention: Corporate Trust Department,
Fax No. (212)  815-5802/5803  and any  communications  from the Registrar to the
Province  with  respect to this  Agreement  shall be  addressed  to the  Ontario
Financing Authority,  One Dundas Street West, Suite 1400, Toronto,  Ontario, M5G
1Z3, Attention:  Director, Capital Markets Operations, Capital Markets Division,
Fax No. (416)  325-8111 (or such other  address as shall be specified in writing by the Registrar or by the Province,  as the case may be) and shall be delivered in person or sent by first class  prepaid  courier or by facsimile  transmission subject, in the case of facsimile transmission,  to confirmation by telephone to the foregoing  addresses.  Such notice shall take effect in the case of delivery in person,  at the time of  delivery,  in the case of  delivery  by first  class prepaid  courier  seven (7)  business  days  after  dispatch  and in the case of delivery by facsimile transmission, at the time of confirmation by telephone.

     (b) All notices to the  registered  holders of Bonds will be  published  in
English in the Financial  Times in London,  England,  The Wall Street Journal in
New York,  U.S.A.,  and The Globe and Mail in  Toronto,  Canada.  If at any time publication in any such newspaper is not  practicable,  notices will be valid if published  in an English  language  newspaper  with general  circulation  in the respective  market regions as the Province,  with the approval of the Registrar, shall determine.  Any such notice shall be deemed to have been given on the date of such  publication  or, if published more than once or on different  dates, on the first date on which  publication is made.  Written notice will also be given to DTC,  provided  at the time of such notice the Bonds are  represented  by the
Global Bonds.

     20.  Governing Law and  Counterparts.  This Agreement shall be governed by, and interpreted in accordance  with, the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario. This Agreement may be  executed  in any number of  counterparts,  each of which  shall be deemed an original,  but  all  of  which  together  shall  constitute  one  and  the  same instrument.

     21.  Headings.  The  headings for the  sections of this  Agreement  are for convenience only and are not part of this Agreement.

     22. Enurement.  Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

     IN WITNESS  WHEREOF,  the parties  hereto have  executed this Fiscal Agency
Agreement as of the date first above written.

                              PROVINCE OF ONTARIO

                              By:        /S/ Irene Stich
                                 -----------------------------------------------
                              Name:     Irene Stich
                              Title:    Director
                                        Capital Markets Operations
                                        Capital Markets Division
                                        Ontario Financing Authority

                              THE BANK OF NEW YORK MELLON
                              as Registrar and additional Paying Agent in the
                              United Kingdom

                              By:     /S/ Vanessa Mack
                              --------------------------------------------------
                              Name:  Vanessa Mack
                              Title:  Vice President

                                    EXHIBIT 1

                               FORM OF GLOBAL BOND

Unless this  certificate  is presented by an  authorized  representative  of The
Depository Trust Company, a New York corporation (55 Water Street, New York, New
York) (the  "Depository"),  to the Province (as defined  below) or its agent for registration of transfer,  exchange or payment,  and any  certificate  issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized  representative  of the Depository (and any payment is made to Cede &
Co. or to such other entity as is requested by an authorized  representative  of the Depository), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE
BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof,  Cede &
Co., has an interest herein.

REGISTERED
NO. PV-A0001                                                  CUSIP:  683234 B31
SERIES: PV                                                    ISIN: US683234B319

                               PROVINCE OF ONTARIO
                        2.625% BOND DUE JANUARY 20, 2012

     The  Province  of Ontario  (the  "Province"),  for value  received,  hereby promises to pay to Cede & Co., or its registered  assigns,  the principal sum of
FIVE HUNDRED  MILLION UNITED STATES  DOLLARS  (US$500,000,000)  (the  "Principal
Amount")  in lawful  money of the United  States of America on January  20, 2012
(the  "Maturity  Date") (or on such  earlier  date as the  Principal  Amount may become payable  hereunder),  upon presentation and surrender of this Bond and to pay interest  thereon,  together with Additional  Amounts (as defined below), if any, at the rate of 2.625% per annum from  January 21, 2009 until the  principal hereof is paid.  Interest for the period from, and  including,  January 21, 2009 to, but excluding,  July 20, 2009 will be payable on July 20, 2009 (the "Initial
Interest  Payment Date").  Thereafter,  interest on this Bond will be payable in two equal semi-annual installments in arrears on the 20th day of January and the
20th day of July in each year (each such date, and the Initial  Interest Payment
Date, an "Interest Payment Date").

     This is a fully registered  Global Bond (the "Global Bond") in respect of a duly  authorized  issue of debt  securities  of the Province  designated  as its
2.625% Bonds due January 20, 2012 (the "Bonds").  This Global Bond is limited in aggregate  principal  amount to  US$500,000,000.  This  Global  Bond and all the rights of the registered  holder hereof are expressly subject to a fiscal agency agreement dated as of January 21, 2009 (the "Fiscal Agency  Agreement")  between the Province and The Bank of New York Mellon,  as fiscal agent,  transfer agent, registrar and principal paying agent (the  "Registrar",  which term includes any successor as fiscal agent, transfer agent, registrar and principal paying agent)
to which Fiscal Agency Agreement reference is hereby made for a statement of the respective  rights,  duties and  immunities of the  Province,  the Registrar and holders  of the Bonds and the terms  upon  which the Bonds  are,  and are to be, authenticated  and delivered.  This Global Bond and the Fiscal Agency  Agreement
together  constitute  a  contract,  all the  terms and  conditions  of which the registered  holder by acceptance  hereof assents to and is deemed to have notice
of. Capitalized terms not defined herein shall have the meaning assigned to them in the Fiscal  Agency  Agreement.  Further  references  herein to  principal  or interest  shall be deemed to also refer to any  Additional  Amounts which may be payable hereunder.

     This Global Bond is issued under the authority of Orders of the  Lieutenant
Governor in Council of Ontario,  made pursuant to the  Financial  Administration
Act (Ontario),  as amended.  This Global Bond shall for all purposes be governed by, and  construed in accordance  with,  the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

     Payment of the principal of and interest on this Global Bond is a charge on and payable out of the Consolidated Revenue Fund of Ontario. This Global Bond is
a direct  unsecured  obligation  of the  Province  and as among the other Bonds, ranks pari passu and is payable without any preference or priority.  This Global
Bond ranks equally with all of the Province's other unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

     Interest on this  Global  Bond will  accrue  from the most recent  Interest
Payment Date to which  interest has been paid,  or, if no interest has been paid or duly provided for, from January 21, 2009, until the principal hereof has been paid or duly made  available for payment.  Any overdue  principal or interest on this Global Bond shall bear  interest at the rate of 2.625% per annum (before as well as after judgment)  until paid, or if earlier,  when the full amount of the moneys  payable has been received by the Registrar and notice to that effect has been given in accordance  with the provisions set forth herein.  The interest so payable,  and punctually paid or duly provided for, on any Interest Payment Date will be paid to the  person  in  whose  name  this  Global  Bond (or one or more predecessor Global Bonds) is registered at the close of business on January 5 or
July 5 (whether or not a Business  Day, as defined  below),  as the case may be, next  preceding  such  Interest  Payment  Date (each such day a "Regular  Record
Date").  Any such interest not so  punctually  paid or duly provided for will be paid to the person in whose name this  Global  Bond (or one or more  predecessor
Global Bonds) is  registered  at the close of business on a special  record date for the payment of such defaulted interest to be fixed by the Registrar,  notice whereof  shall be given to the  registered  holder hereof not less than ten (10)
days  prior to such  special  record  date,  or be paid at any time in any other lawful  manner.  Interest  payments on this Global  Bond will  include  interest accrued to but excluding the Interest Payment Dates. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     For the purposes only of  disclosure  required by the Interest Act (Canada)
and without  affecting  the interest  payable to the  registered  holder of this
Global  Bond,  the yearly rate of interest  which is  equivalent  to the rate of interest  for any period of less than one year is the rate of interest  for such period multiplied by a fraction,  the numerator of which is the actual number of days in the 12-month  period  constituting  such year and commencing on the same day as such  period and the  denominator  of which is the actual  number of days elapsed in such 12-month period.

     In the event that the  Maturity  Date,  any  Interest  Payment  Date or any
Redemption Date (as defined in the Fiscal Agency Agreement) with respect to this
Global Bond shall be a day that is not a Business  Day,  the  registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest  shall be paid in respect of the delay in such payment, unless such next following  Business Day falls in the next  succeeding  calendar month,  in  which  case  the  related  payment  will be made on the  immediately preceding Business Day as if made on the date such payment was due. For purposes hereof,  "Business Day" means a day on which banking institutions in the City of
New York,  the City of London  and the City of  Toronto  are not  authorized  or obligated by law or executive order to close.

     If Bonds in  definitive  registered  form are issued in  exchange  for this
Global  Bond,  payment  of the  principal  of  such  Bonds  will  be  made  upon presentation  and  surrender  of  such  Bonds  at the  office  of the  Registrar maintained  for that purpose in the Borough of Manhattan,  the City and State of
New York,  or at the office of any Paying  Agent  appointed  by the Province for such purpose  pursuant to the Fiscal Agency  Agreement.  Payment of interest due prior to or on the Maturity Date will be made by forwarding by post or otherwise delivering a cheque, to the registered addresses of registered holders of Bonds, or,  at  the  option  of  the  Province,  otherwise  transferring  funds  to the registered  holders of the Bonds.  If the Maturity Date, the Redemption  Date or
any  Interest  Payment  Date is a Business  Day but is a day on which any Paying
Agent is closed at the applicable place of payment,  the registered  holder will not be entitled to payment at such  location  until the next  succeeding  day on which  banking  institutions  in such place of  payment  are not  authorized  or obligated by law or executive  order to be closed and no further  interest shall accrue in respect of the delay in such payment.

     Payment of the  principal of and interest on the Bonds will be made in such coin or  currency  of the  United  States as, at the time of  payment,  is legal tender for payment of public and private debts.

     This Global Bond is not subject to any sinking  fund and is not  redeemable at the option of the Province,  unless certain events occur  involving  Canadian taxation as set forth  below,  and is not  repayable at the option of the holder prior to the Maturity Date.

     All payments of, or in respect of, principal of and interest on this Global
Bond will be made without withholding of or deduction for, or on account of, any present or future taxes,  duties,  assessments  or charges of whatsoever  nature imposed or levied by or on behalf of the  Government of Canada,  or any province or political  subdivision  thereof,  or any authority  thereof or agency therein having  power to tax,  unless such  taxes,  duties,  assessments  or charges are required  by  law or by  the  administration  or  interpretation  thereof  to be withheld or  deducted.  In that  event,  the  Province  (subject to its right of redemption  described  herein below) will pay to the  registered  holder of this
Global Bond such additional  amounts (the  "Additional  Amounts") as will result
(after  withholding  or  deduction  of the said taxes,  duties,  assessments  or charges)  in the  payment to the  holders of Bonds of the  amounts  which  would otherwise  have been  payable  in  respect  of the Bonds in the  absence of such taxes,  duties,  assessments or charges,  except that no such Additional Amounts shall be payable with respect to any Bond:

(a)  a beneficial owner of which is subject to such taxes,  duties,  assessments or charges in respect of such Bond by reason of such owner being  connected with Canada  otherwise  than merely by the ownership as a  non-resident  of
     Canada of such  Bond,  but only to the extent of such  owner's  interest(s)
     therein; or

(b)  presented for payment more than 15 days after the Relevant Date,  except to the  extent  that the  holder  thereof  would  have been  entitled  to such
     Additional  Amounts  on the last day of such  period  of 15 days.  For this purpose, the "Relevant Date" in relation to any Bond means whichever is the later of:

     (i)  the date on which the payment in respect of such Bond  becomes due and payable; or

     (ii) if the full  amount of the  moneys  payable on such date in respect of such Bond has not been  received by the  Registrar on or prior to such date,  the date on which  notice is duly given to the holders of Bonds that such moneys have been so received; or

(c)  where  such  withholding  or  deduction  is  imposed  on a  payment  to  an individual  and is required to be made  pursuant  to the  Directive  or any other directive  implementing the conclusions of the ECOFIN Council meeting of 26-27  November  2000 or any law  implementing  or  complying  with,  or introduced in order to conform to, such directive; or

(d)  by or on  behalf  of a holder  who  would  have  been  able to  avoid  such withholding  or deduction by presenting the relevant Bond to another paying agent in a Member State of the European Union.

     Unless  previously   redeemed  for  tax  reasons,  as  provided  below,  or
repurchased by the Province, the Principal Amount of this Global Bond is due and payable on January 20, 2012.

     The Bonds may be redeemed at the option of the  Province in whole,  but not in part, at any time, on giving not less than 30 days' and no more than 60 days'
notice to  registered  holders  of Bonds in  accordance  with  Section 19 of the
Fiscal  Agency  Agreement  (which notice shall be  irrevocable),  at 100% of the principal  amount  thereof,  together  with  interest  accrued  thereon  to  the
Redemption  Date,  if  (a)  the  Province  has or  will  become  obliged  to pay
Additional  Amounts  as  provided  herein,  as a result  of any  change  in,  or amendment  to, the laws or  regulations  of Canada or any  province or political subdivision  thereof, or any authority thereof or agency therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after January 13,
2009,  and  (b)  such  obligation  cannot  be  avoided  by the  Province  taking reasonable  measures available to it, provided that no such notice of redemption shall be given  earlier  than 90 days  prior to the  earliest  date on which the
Province  would be  obliged  to pay such  Additional  Amounts  were a payment in respect  of the  Bonds  then  due.  Prior to the  publication  of any  notice of redemption  pursuant  to this  paragraph,  the  Province  shall  deliver  to the
Registrar a  certificate  signed by an officer of the Province  stating that the
Province is entitled to effect such  redemption and setting forth a statement of facts showing that the  conditions  precedent to the right of the Province so to redeem have occurred.

     The Registrar has been appointed registrar for the Bonds, and the Registrar will maintain at its office in the Borough of  Manhattan,  the City and State of
New York, a register (herein,  the "Register") for the registration of Bonds and
the   registration  of  transfers  and  exchanges  of  Bonds.   Subject  to  the
limitations,  terms and  conditions  set forth  herein and in the Fiscal  Agency
Agreement, this Global Bond may be transferred at the office of the Registrar by surrendering  this Global Bond for  cancellation,  and  thereupon  the Registrar shall issue and register in the name of the transferee,  in exchange herefor,  a new  Global  Bond (or  other  global  security  in the case of a  transfer  to a successor  depository)  having  identical terms and conditions and having a like aggregate principal amount in authorized denominations.

     Upon the occurrence of certain events  specified in Section 6 of the Fiscal
Agency  Agreement,  this  Global  Bond  is  exchangeable  at the  office  of the
Registrar for Bonds in definitive  registered form without coupons of authorized denominations  of US$5,000  and  integral  multiples  of US$1,000 for amounts in excess of US$5,000 in an equal aggregate  principal  amount and having identical terms and  conditions as this Global Bond,  except to the extent that such terms and conditions  specifically relate to this Global Bond as a global security. On or after such exchange,  the Registrar,  to the extent reasonably practicable in the  circumstances,  shall make all payments to be made in respect of such Bonds in definitive  registered form to the registered  holders thereof  regardless of whether such exchange  occurred after the record date for such payment.  If this
Global Bond is  surrendered  for transfer,  it shall be accompanied by a written instrument of transfer in form satisfactory to the Registrar and executed by the registered  holder in person or by the  holder's  attorney  duly  authorized  in writing.  No service charge will be imposed for any such transfers and exchanges in the normal course of business,  but the Province may require payment of a sum sufficient  to cover  any  stamp or other  tax or other  governmental  charge in connection therewith.

     The Registrar shall not be required to register any transfer or exchange of this  Global  Bond  during  the  period  from  any  Regular  Record  Date to the corresponding  Interest  Payment  Date or during the period from the  Redemption
Record Date (as defined in the Fiscal Agency  Agreement) to the Redemption Date.
Neither the Province nor the Registrar shall be required to make any exchange of
Bonds,  if as a result  thereof,  the  Province  may incur  adverse tax or other similar consequences under the laws or regulations of any jurisdiction in effect at the time of the  exchange.  No provision of this Global Bond or of the Fiscal
Agency Agreement shall alter or impair the obligation of the Province,  which is absolute and unconditional,  to pay the principal of and interest on this Global
Bond  at the  time,  place  and  rate,  and  in the  coin  or  currency,  herein prescribed.

     The  Province,  the  Registrar and any Paying Agent may treat the holder in whose name this Global Bond is registered  as the absolute  owner hereof for all purposes,  whether or not this Global Bond is overdue, and none of the Province, the  Registrar or any Paying Agent shall be affected by notice to the  contrary.
All payments to or on the order of the registered holder of this Global Bond are valid and effectual to discharge the liability of the Province and the Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

     The  Province's  obligation  to pay an amount of interest on the Bonds will cease if a claim for the  payment of such  interest is not made within two years after the date on which such interest  becomes due and payable.  The  Province's obligation to pay the principal  amount of the Bonds will cease if the Bonds are not  presented  for  payment  within  two  years  after  the date on which  such principal becomes due and payable.

     The  Province  and the  Registrar  may,  at any time or from  time to time, without  notice to or the consent of the  registered  holder of any Bond,  enter into one or more  agreements  supplemental  to the Fiscal  Agency  Agreement  to create and issue further bonds ranking pari passu with the Bonds in all respects
(or in all  respects  except for the payment of interest  accruing  prior to the issue date of such  further  bonds or except for the first  payment of  interest following  the issue date of such further  bonds) and so that such further bonds shall be consolidated and form a single series with the Bonds and shall have the same terms as to status, redemption or otherwise as the Bonds.

     The Fiscal Agency Agreement and the Bonds may be amended by the Province on the one hand,  and the  Registrar,  on the other hand,  without notice to or the consent  of the  registered  holder of any Bond,  for the  purpose of curing any ambiguity,  or curing,  correcting or  supplementing  any  defective  provisions contained  therein  or  herein,  or  effecting  the  issue of  further  bonds as described  above or in any other manner which the Province may deem necessary or desirable and which, in the reasonable opinion of the Province, on the one hand, and the Registrar, on the other hand, will not adversely affect the interests of the beneficial owners of Bonds.

     The Fiscal Agency Agreement  contains  provisions for convening meetings of registered  holders of Bonds to consent by Extraordinary  Resolution (as defined below) to any  modification or amendment  proposed by the Province to the Fiscal
Agency  Agreement   (except  as  provided  in  the  two  immediately   preceding
paragraphs) and the Bonds (including the terms and conditions contained herein).

     An  Extraordinary  Resolution  duly  passed  at any such  meeting  shall be binding on all registered holders of Bonds,  whether present or not; however, no such  modification  or amendment to the Fiscal Agency  Agreement or to the terms and conditions of the Bonds may, without the consent of the registered holder of each such Bond affected  thereby:  (a) change the Maturity Date of any such Bond or change any Interest Payment Date; (b) reduce the principal amount of any such
Bond or the rate of interest payable thereon; (c) change the currency of payment of any such Bond; (d) impair the right to institute suit for the  enforcement of any payment on or with respect to such Bond; or (e) reduce the percentage of the principal  amount of Bonds  necessary  for the taking of any  action,  including modification  or  amendment  of the  Fiscal  Agency  Agreement  or the terms and conditions  of the  Bonds,  or reduce  the  quorum  required  at any  meeting of registered holders of Bonds.

     The  term  "Extraordinary  Resolution"  is  defined  in the  Fiscal  Agency
Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than 66 2/3% of the principal  amount of Bonds  represented at the meeting in person or by proxy and voted on the  resolution or as an instrument in writing signed by the registered holders of not less than 66 2/3% in principal  amount of the outstanding  Bonds.
The quorum at any such meeting for passing an Extraordinary Resolution is one or more registered  holders of Bonds present in person or by proxy who represent at least a majority in principal amount of the Bonds at the time outstanding, or at any  adjourned  meeting  called by the  Province or the  Registrar,  one or more persons being or representing registered holders of Bonds whatever the principal amount of the Bonds so held or represented.

     All notices to the registered holders of Bonds will be published in English in the Financial Times in London,  England, The Wall Street Journal in New York,
U.S.A., and The Globe and Mail in Toronto, Canada. If at any time publication in any such newspaper is not practicable,  notices will be valid if published in an
English  language  newspaper with general  circulation in the respective  market regions as the Province,  with the approval of the Registrar,  shall  determine.
Any  such  notice  shall  be  deemed  to have  been  given  on the  date of such publication or, if published more than once or on different  dates, on the first date on which publication is made.

     For so long as the Bonds are admitted to the Official List of the Financial
Services  Authority and to trading on the London Stock Exchange plc's  Regulated
Market and the rules of such stock exchange on which the Bonds are listed or the rules of the Financial  Services  Authority  (UK) so require,  the Province will maintain a paying agent in the United Kingdom.

     The  Province  agrees to appoint  and  maintain a paying  agent in a Member
State of the  European  Union that will not be obliged to withhold or deduct tax pursuant to the European  Council  Directive  regarding  the taxation of savings
income   (Directive   2003/48/EC)  or  any  other  directive   implementing  the
conclusions  of the ECOFIN  Council  meeting of 26-27  November  2000 or any law implementing  or  complying  with,  or  introduced  in order to conform to, such directive.

     Unless the  certificate of  authentication  hereon has been executed by the
Registrar  by manual  signature,  this  Global Bond shall not be entitled to any benefit  under the Fiscal  Agency  Agreement or be valid or  obligatory  for any purpose.

     IN WITNESS WHEREOF, the Province of Ontario,  pursuant to due authorization of law,  has  caused  this  Global  Bond to be duly  executed  by an  authorized representative and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  January 21, 2009      PROVINCE OF ONTARIO

                              By:
                                 -----------------------------------------------
                                 Authorized Signing Officer

                              SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the series  designated  therein  referred  to in the within-mentioned Fiscal Agency Agreement.

THE BANK OF NEW YORK MELLON
  as Registrar

By:
   ---------------------------------------
         Authorized Signatory

Unless this  certificate  is presented by an  authorized  representative  of The
Depository Trust Company, a New York corporation (55 Water Street, New York, New
York) (the  "Depository"),  to the Province (as defined  below) or its agent for registration of transfer,  exchange or payment,  and any  certificate  issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized  representative  of the Depository (and any payment is made to Cede &
Co. or to such other entity as is requested by an authorized  representative  of the Depository), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE
BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof,  Cede &
Co., has an interest herein.

REGISTERED
NO. PV-A0002                                                  CUSIP:  683234 B31
SERIES: PV                                                    ISIN: US683234B319

                               PROVINCE OF ONTARIO
                        2.625% BOND DUE JANUARY 20, 2012

     The  Province  of Ontario  (the  "Province"),  for value  received,  hereby promises to pay to Cede & Co., or its registered  assigns,  the principal sum of
FIVE HUNDRED  MILLION UNITED STATES  DOLLARS  (US$500,000,000)  (the  "Principal
Amount")  in lawful  money of the United  States of America on January  20, 2012
(the  "Maturity  Date") (or on such  earlier  date as the  Principal  Amount may become payable  hereunder),  upon presentation and surrender of this Bond and to pay interest  thereon,  together with Additional  Amounts (as defined below), if any, at the rate of 2.625% per annum from  January 21, 2009 until the  principal hereof is paid.  Interest for the period from, and  including,  January 21, 2009 to, but excluding,  July 20, 2009 will be payable on July 20, 2009 (the "Initial
Interest  Payment Date").  Thereafter,  interest on this Bond will be payable in two equal semi-annual installments in arrears on the 20th day of January and the
20th day of July in each year (each such date, and the Initial  Interest Payment
Date, an "Interest Payment Date").

     This is a fully registered  Global Bond (the "Global Bond") in respect of a duly  authorized  issue of debt  securities  of the Province  designated  as its
2.625% Bonds due January 20, 2012 (the "Bonds").  This Global Bond is limited in aggregate  principal  amount to  US$500,000,000.  This  Global  Bond and all the rights of the registered  holder hereof are expressly subject to a fiscal agency agreement dated as of January 21, 2009 (the "Fiscal Agency  Agreement")  between the Province and The Bank of New York Mellon,  as fiscal agent,  transfer agent, registrar and principal paying agent (the  "Registrar",  which term includes any successor as fiscal agent, transfer agent, registrar and principal paying agent)
to which Fiscal Agency Agreement reference is hereby made for a statement of the respective  rights,  duties and  immunities of the  Province,  the Registrar and holders  of the Bonds and the terms  upon  which the Bonds  are,  and are to be, authenticated  and delivered.  This Global Bond and the Fiscal Agency  Agreement
together  constitute  a  contract,  all the  terms and  conditions  of which the registered  holder by acceptance  hereof assents to and is deemed to have notice
of. Capitalized terms not defined herein shall have the meaning assigned to them in the Fiscal  Agency  Agreement.  Further  references  herein to  principal  or interest  shall be deemed to also refer to any  Additional  Amounts which may be payable hereunder.

     This Global Bond is issued under the authority of Orders of the  Lieutenant
Governor in Council of Ontario,  made pursuant to the  Financial  Administration
Act (Ontario),  as amended.  This Global Bond shall for all purposes be governed by, and  construed in accordance  with,  the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

     Payment of the principal of and interest on this Global Bond is a charge on and payable out of the Consolidated Revenue Fund of Ontario. This Global Bond is
a direct  unsecured  obligation  of the  Province  and as among the other Bonds, ranks pari passu and is payable without any preference or priority.  This Global
Bond ranks equally with all of the Province's other unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

     Interest on this  Global  Bond will  accrue  from the most recent  Interest
Payment Date to which  interest has been paid,  or, if no interest has been paid or duly provided for, from January 21, 2009, until the principal hereof has been paid or duly made  available for payment.  Any overdue  principal or interest on this Global Bond shall bear  interest at the rate of 2.625% per annum (before as well as after judgment)  until paid, or if earlier,  when the full amount of the moneys  payable has been received by the Registrar and notice to that effect has been given in accordance  with the provisions set forth herein.  The interest so payable,  and punctually paid or duly provided for, on any Interest Payment Date will be paid to the  person  in  whose  name  this  Global  Bond (or one or more predecessor Global Bonds) is registered at the close of business on January 5 or
July 5 (whether or not a Business  Day, as defined  below),  as the case may be, next  preceding  such  Interest  Payment  Date (each such day a "Regular  Record
Date").  Any such interest not so  punctually  paid or duly provided for will be paid to the person in whose name this  Global  Bond (or one or more  predecessor
Global Bonds) is  registered  at the close of business on a special  record date for the payment of such defaulted interest to be fixed by the Registrar,  notice whereof  shall be given to the  registered  holder hereof not less than ten (10)
days  prior to such  special  record  date,  or be paid at any time in any other lawful  manner.  Interest  payments on this Global  Bond will  include  interest accrued to but excluding the Interest Payment Dates. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     For the purposes only of  disclosure  required by the Interest Act (Canada)
and without  affecting  the interest  payable to the  registered  holder of this
Global  Bond,  the yearly rate of interest  which is  equivalent  to the rate of interest  for any period of less than one year is the rate of interest  for such period multiplied by a fraction,  the numerator of which is the actual number of days in the 12-month  period  constituting  such year and commencing on the same day as such  period and the  denominator  of which is the actual  number of days elapsed in such 12-month period.

     In the event that the  Maturity  Date,  any  Interest  Payment  Date or any
Redemption Date (as defined in the Fiscal Agency Agreement) with respect to this
Global Bond shall be a day that is not a Business  Day,  the  registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest  shall be paid in respect of the delay in such payment, unless such next following  Business Day falls in the next  succeeding  calendar month,  in  which  case  the  related  payment  will be made on the  immediately preceding Business Day as if made on the date such payment was due. For purposes hereof,  "Business Day" means a day on which banking institutions in the City of
New York,  the City of London  and the City of  Toronto  are not  authorized  or obligated by law or executive order to close.

     If Bonds in  definitive  registered  form are issued in  exchange  for this
Global  Bond,  payment  of the  principal  of  such  Bonds  will  be  made  upon presentation  and  surrender  of  such  Bonds  at the  office  of the  Registrar maintained  for that purpose in the Borough of Manhattan,  the City and State of
New York,  or at the office of any Paying  Agent  appointed  by the Province for such purpose  pursuant to the Fiscal Agency  Agreement.  Payment of interest due prior to or on the Maturity Date will be made by forwarding by post or otherwise delivering a cheque, to the registered addresses of registered holders of Bonds, or,  at  the  option  of  the  Province,  otherwise  transferring  funds  to the registered  holders of the Bonds.  If the Maturity Date, the Redemption  Date or
any  Interest  Payment  Date is a Business  Day but is a day on which any Paying
Agent is closed at the applicable place of payment,  the registered  holder will not be entitled to payment at such  location  until the next  succeeding  day on which  banking  institutions  in such place of  payment  are not  authorized  or obligated by law or executive  order to be closed and no further  interest shall accrue in respect of the delay in such payment.

     Payment of the  principal of and interest on the Bonds will be made in such coin or  currency  of the  United  States as, at the time of  payment,  is legal tender for payment of public and private debts.

     This Global Bond is not subject to any sinking  fund and is not  redeemable at the option of the Province,  unless certain events occur  involving  Canadian taxation as set forth  below,  and is not  repayable at the option of the holder prior to the Maturity Date.

     All payments of, or in respect of, principal of and interest on this Global
Bond will be made without withholding of or deduction for, or on account of, any present or future taxes,  duties,  assessments  or charges of whatsoever  nature imposed or levied by or on behalf of the  Government of Canada,  or any province or political  subdivision  thereof,  or any authority  thereof or agency therein having  power to tax,  unless such  taxes,  duties,  assessments  or charges are required  by  law or by  the  administration  or  interpretation  thereof  to be withheld or  deducted.  In that  event,  the  Province  (subject to its right of redemption  described  herein below) will pay to the  registered  holder of this
Global Bond such additional  amounts (the  "Additional  Amounts") as will result
(after  withholding  or  deduction  of the said taxes,  duties,  assessments  or charges)  in the  payment to the  holders of Bonds of the  amounts  which  would otherwise  have been  payable  in  respect  of the Bonds in the  absence of such taxes,  duties,  assessments or charges,  except that no such Additional Amounts shall be payable with respect to any Bond:

(a)  a beneficial owner of which is subject to such taxes,  duties,  assessments or charges in respect of such Bond by reason of such owner being  connected with Canada  otherwise  than merely by the ownership as a  non-resident  of
     Canada of such  Bond,  but only to the extent of such  owner's  interest(s)
     therein; or

(b)  presented for payment more than 15 days after the Relevant Date,  except to the  extent  that the  holder  thereof  would  have been  entitled  to such
     Additional  Amounts  on the last day of such  period  of 15 days.  For this purpose, the "Relevant Date" in relation to any Bond means whichever is the later of:

     (i)  the date on which the payment in respect of such Bond  becomes due and payable; or

     (ii) if the full  amount of the  moneys  payable on such date in respect of such Bond has not been  received by the  Registrar on or prior to such date,  the date on which  notice is duly given to the holders of Bonds that such moneys have been so received; or

(c)  where  such  withholding  or  deduction  is  imposed  on a  payment  to  an individual  and is required to be made  pursuant  to the  Directive  or any other directive  implementing the conclusions of the ECOFIN Council meeting of 26-27  November  2000 or any law  implementing  or  complying  with,  or introduced in order to conform to, such directive; or

(d)  by or on  behalf  of a holder  who  would  have  been  able to  avoid  such withholding  or deduction by presenting the relevant Bond to another paying agent in a Member State of the European Union.

     Unless  previously   redeemed  for  tax  reasons,  as  provided  below,  or
repurchased by the Province, the Principal Amount of this Global Bond is due and payable on January 20, 2012.

     The Bonds may be redeemed at the option of the  Province in whole,  but not in part, at any time, on giving not less than 30 days' and no more than 60 days'
notice to  registered  holders  of Bonds in  accordance  with  Section 19 of the
Fiscal  Agency  Agreement  (which notice shall be  irrevocable),  at 100% of the principal  amount  thereof,  together  with  interest  accrued  thereon  to  the
Redemption  Date,  if  (a)  the  Province  has or  will  become  obliged  to pay
Additional  Amounts  as  provided  herein,  as a result  of any  change  in,  or amendment  to, the laws or  regulations  of Canada or any  province or political subdivision  thereof, or any authority thereof or agency therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after January 13,
2009,  and  (b)  such  obligation  cannot  be  avoided  by the  Province  taking reasonable  measures available to it, provided that no such notice of redemption shall be given  earlier  than 90 days  prior to the  earliest  date on which the
Province  would be  obliged  to pay such  Additional  Amounts  were a payment in respect  of the  Bonds  then  due.  Prior to the  publication  of any  notice of redemption  pursuant  to this  paragraph,  the  Province  shall  deliver  to the
Registrar a  certificate  signed by an officer of the Province  stating that the
Province is entitled to effect such  redemption and setting forth a statement of facts showing that the  conditions  precedent to the right of the Province so to redeem have occurred.

     The Registrar has been appointed registrar for the Bonds, and the Registrar will maintain at its office in the Borough of  Manhattan,  the City and State of
New York, a register (herein,  the "Register") for the registration of Bonds and
the   registration  of  transfers  and  exchanges  of  Bonds.   Subject  to  the
limitations,  terms and  conditions  set forth  herein and in the Fiscal  Agency
Agreement, this Global Bond may be transferred at the office of the Registrar by surrendering  this Global Bond for  cancellation,  and  thereupon  the Registrar shall issue and register in the name of the transferee,  in exchange herefor,  a new  Global  Bond (or  other  global  security  in the case of a  transfer  to a successor  depository)  having  identical terms and conditions and having a like aggregate principal amount in authorized denominations.

     Upon the occurrence of certain events  specified in Section 6 of the Fiscal
Agency  Agreement,  this  Global  Bond  is  exchangeable  at the  office  of the
Registrar for Bonds in definitive  registered form without coupons of authorized denominations  of US$5,000  and  integral  multiples  of US$1,000 for amounts in excess of US$5,000 in an equal aggregate  principal  amount and having identical terms and  conditions as this Global Bond,  except to the extent that such terms and conditions  specifically relate to this Global Bond as a global security. On or after such exchange,  the Registrar,  to the extent reasonably practicable in the  circumstances,  shall make all payments to be made in respect of such Bonds in definitive  registered form to the registered  holders thereof  regardless of whether such exchange  occurred after the record date for such payment.  If this
Global Bond is  surrendered  for transfer,  it shall be accompanied by a written instrument of transfer in form satisfactory to the Registrar and executed by the registered  holder in person or by the  holder's  attorney  duly  authorized  in writing.  No service charge will be imposed for any such transfers and exchanges in the normal course of business,  but the Province may require payment of a sum sufficient  to cover  any  stamp or other  tax or other  governmental  charge in connection therewith.

     The Registrar shall not be required to register any transfer or exchange of this  Global  Bond  during  the  period  from  any  Regular  Record  Date to the corresponding  Interest  Payment  Date or during the period from the  Redemption
Record Date (as defined in the Fiscal Agency  Agreement) to the Redemption Date.
Neither the Province nor the Registrar shall be required to make any exchange of
Bonds,  if as a result  thereof,  the  Province  may incur  adverse tax or other similar consequences under the laws or regulations of any jurisdiction in effect at the time of the  exchange.  No provision of this Global Bond or of the Fiscal
Agency Agreement shall alter or impair the obligation of the Province,  which is absolute and unconditional,  to pay the principal of and interest on this Global
Bond  at the  time,  place  and  rate,  and  in the  coin  or  currency,  herein prescribed.

     The  Province,  the  Registrar and any Paying Agent may treat the holder in whose name this Global Bond is registered  as the absolute  owner hereof for all purposes,  whether or not this Global Bond is overdue, and none of the Province, the  Registrar or any Paying Agent shall be affected by notice to the  contrary.
All payments to or on the order of the registered holder of this Global Bond are valid and effectual to discharge the liability of the Province and the Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

     The  Province's  obligation  to pay an amount of interest on the Bonds will cease if a claim for the  payment of such  interest is not made within two years after the date on which such interest  becomes due and payable.  The  Province's obligation to pay the principal  amount of the Bonds will cease if the Bonds are not  presented  for  payment  within  two  years  after  the date on which  such principal becomes due and payable.

     The  Province  and the  Registrar  may,  at any time or from  time to time, without  notice to or the consent of the  registered  holder of any Bond,  enter into one or more  agreements  supplemental  to the Fiscal  Agency  Agreement  to create and issue further bonds ranking pari passu with the Bonds in all respects
(or in all  respects  except for the payment of interest  accruing  prior to the issue date of such  further  bonds or except for the first  payment of  interest following  the issue date of such further  bonds) and so that such further bonds shall be consolidated and form a single series with the Bonds and shall have the same terms as to status, redemption or otherwise as the Bonds.

     The Fiscal Agency Agreement and the Bonds may be amended by the Province on the one hand,  and the  Registrar,  on the other hand,  without notice to or the consent  of the  registered  holder of any Bond,  for the  purpose of curing any ambiguity,  or curing,  correcting or  supplementing  any  defective  provisions contained  therein  or  herein,  or  effecting  the  issue of  further  bonds as described  above or in any other manner which the Province may deem necessary or desirable and which, in the reasonable opinion of the Province, on the one hand, and the Registrar, on the other hand, will not adversely affect the interests of the beneficial owners of Bonds.

     The Fiscal Agency Agreement  contains  provisions for convening meetings of registered  holders of Bonds to consent by Extraordinary  Resolution (as defined below) to any  modification or amendment  proposed by the Province to the Fiscal
Agency  Agreement   (except  as  provided  in  the  two  immediately   preceding
paragraphs) and the Bonds (including the terms and conditions contained herein).

     An  Extraordinary  Resolution  duly  passed  at any such  meeting  shall be binding on all registered holders of Bonds,  whether present or not; however, no such  modification  or amendment to the Fiscal Agency  Agreement or to the terms and conditions of the Bonds may, without the consent of the registered holder of each such Bond affected  thereby:  (a) change the Maturity Date of any such Bond or change any Interest Payment Date; (b) reduce the principal amount of any such
Bond or the rate of interest payable thereon; (c) change the currency of payment of any such Bond; (d) impair the right to institute suit for the  enforcement of any payment on or with respect to such Bond; or (e) reduce the percentage of the principal  amount of Bonds  necessary  for the taking of any  action,  including modification  or  amendment  of the  Fiscal  Agency  Agreement  or the terms and conditions  of the  Bonds,  or reduce  the  quorum  required  at any  meeting of registered holders of Bonds.

     The  term  "Extraordinary  Resolution"  is  defined  in the  Fiscal  Agency
Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than 66 2/3% of the principal  amount of Bonds  represented at the meeting in person or by proxy and voted on the  resolution or as an instrument in writing signed by the registered holders of not less than 66 2/3% in principal  amount of the outstanding  Bonds.
The quorum at any such meeting for passing an Extraordinary Resolution is one or more registered  holders of Bonds present in person or by proxy who represent at least a majority in principal amount of the Bonds at the time outstanding, or at any  adjourned  meeting  called by the  Province or the  Registrar,  one or more persons being or representing registered holders of Bonds whatever the principal amount of the Bonds so held or represented.

     All notices to the registered holders of Bonds will be published in English in the Financial Times in London,  England, The Wall Street Journal in New York,
U.S.A., and The Globe and Mail in Toronto, Canada. If at any time publication in any such newspaper is not practicable,  notices will be valid if published in an
English  language  newspaper with general  circulation in the respective  market regions as the Province,  with the approval of the Registrar,  shall  determine.
Any  such  notice  shall  be  deemed  to have  been  given  on the  date of such publication or, if published more than once or on different  dates, on the first date on which publication is made.

     For so long as the Bonds are admitted to the Official List of the Financial
Services  Authority and to trading on the London Stock Exchange plc's  Regulated
Market and the rules of such stock exchange on which the Bonds are listed or the rules of the Financial  Services  Authority  (UK) so require,  the Province will maintain a paying agent in the United Kingdom.

     The  Province  agrees to appoint  and  maintain a paying  agent in a Member
State of the  European  Union that will not be obliged to withhold or deduct tax pursuant to the European  Council  Directive  regarding  the taxation of savings
income   (Directive   2003/48/EC)  or  any  other  directive   implementing  the
conclusions  of the ECOFIN  Council  meeting of 26-27  November  2000 or any law implementing  or  complying  with,  or  introduced  in order to conform to, such directive.

     Unless the  certificate of  authentication  hereon has been executed by the
Registrar  by manual  signature,  this  Global Bond shall not be entitled to any benefit  under the Fiscal  Agency  Agreement or be valid or  obligatory  for any purpose.

     IN WITNESS WHEREOF, the Province of Ontario,  pursuant to due authorization of law,  has  caused  this  Global  Bond to be duly  executed  by an  authorized representative and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  January 21, 2009      PROVINCE OF ONTARIO

                              By:
                                 -----------------------------------------------
                                 Authorized Signing Officer

                              SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the series  designated  therein  referred  to in the within-mentioned Fiscal Agency Agreement.

THE BANK OF NEW YORK MELLON
  as Registrar

By:
   ---------------------------------------
         Authorized Signatory

Unless this  certificate  is presented by an  authorized  representative  of The
Depository Trust Company, a New York corporation (55 Water Street, New York, New
York) (the  "Depository"),  to the Province (as defined  below) or its agent for registration of transfer,  exchange or payment,  and any  certificate  issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized  representative  of the Depository (and any payment is made to Cede &
Co. or to such other entity as is requested by an authorized  representative  of the Depository), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE
BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof,  Cede &
Co., has an interest herein.

REGISTERED
NO. PV-A0003                                                  CUSIP:  683234 B31
SERIES: PV                                                    ISIN: US683234B319
                               PROVINCE OF ONTARIO
                        2.625% BOND DUE JANUARY 20, 2012

     The  Province  of Ontario  (the  "Province"),  for value  received,  hereby promises to pay to Cede & Co., or its registered  assigns,  the principal sum of
FIVE HUNDRED  MILLION UNITED STATES  DOLLARS  (US$500,000,000)  (the  "Principal
Amount")  in lawful  money of the United  States of America on January  20, 2012
(the  "Maturity  Date") (or on such  earlier  date as the  Principal  Amount may become payable  hereunder),  upon presentation and surrender of this Bond and to pay interest  thereon,  together with Additional  Amounts (as defined below), if any, at the rate of 2.625% per annum from  January 21, 2009 until the  principal hereof is paid.  Interest for the period from, and  including,  January 21, 2009 to, but excluding,  July 20, 2009 will be payable on July 20, 2009 (the "Initial
Interest  Payment Date").  Thereafter,  interest on this Bond will be payable in two equal semi-annual installments in arrears on the 20th day of January and the
20th day of July in each year (each such date, and the Initial  Interest Payment
Date, an "Interest Payment Date").

     This is a fully registered  Global Bond (the "Global Bond") in respect of a duly  authorized  issue of debt  securities  of the Province  designated  as its
2.625% Bonds due January 20, 2012 (the "Bonds").  This Global Bond is limited in aggregate  principal  amount to  US$500,000,000.  This  Global  Bond and all the rights of the registered  holder hereof are expressly subject to a fiscal agency agreement dated as of January 21, 2009 (the "Fiscal Agency  Agreement")  between the Province and The Bank of New York Mellon,  as fiscal agent,  transfer agent, registrar and principal paying agent (the  "Registrar",  which term includes any successor as fiscal agent, transfer agent, registrar and principal paying agent)
to which Fiscal Agency Agreement reference is hereby made for a statement of the respective  rights,  duties and  immunities of the  Province,  the Registrar and holders  of the Bonds and the terms  upon  which the Bonds  are,  and are to be, authenticated  and delivered.  This Global Bond and the Fiscal Agency  Agreement
together  constitute  a  contract,  all the  terms and  conditions  of which the registered  holder by acceptance  hereof assents to and is deemed to have notice
of. Capitalized terms not defined herein shall have the meaning assigned to them in the Fiscal  Agency  Agreement.  Further  references  herein to  principal  or interest  shall be deemed to also refer to any  Additional  Amounts which may be payable hereunder.

     This Global Bond is issued under the authority of Orders of the Lieutenant Governor in Council of Ontario, made pursuant to the Financial
Administration Act (Ontario), as amended. This Global Bond shall for all purposes be governed by, and construed in accordance with, the laws of the
Province of Ontario and the federal laws of Canada applicable in the Province of
Ontario.

     Payment of the principal of and interest on this Global Bond is a charge on and payable out of the Consolidated Revenue Fund of Ontario. This Global Bond is
a direct  unsecured  obligation  of the  Province  and as among the other Bonds, ranks pari passu and is payable without any preference or priority.  This Global
Bond ranks equally with all of the Province's other unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

     Interest on this  Global  Bond will  accrue  from the most recent  Interest
Payment Date to which  interest has been paid,  or, if no interest has been paid or duly provided for, from January 21, 2009, until the principal hereof has been paid or duly made  available for payment.  Any overdue  principal or interest on this Global Bond shall bear  interest at the rate of 2.625% per annum (before as well as after judgment)  until paid, or if earlier,  when the full amount of the moneys  payable has been received by the Registrar and notice to that effect has been given in accordance  with the provisions set forth herein.  The interest so payable,  and punctually paid or duly provided for, on any Interest Payment Date will be paid to the  person  in  whose  name  this  Global  Bond (or one or more predecessor Global Bonds) is registered at the close of business on January 5 or
July 5 (whether or not a Business  Day, as defined  below),  as the case may be, next  preceding  such  Interest  Payment  Date (each such day a "Regular  Record
Date").  Any such interest not so  punctually  paid or duly provided for will be paid to the person in whose name this  Global  Bond (or one or more  predecessor
Global Bonds) is  registered  at the close of business on a special  record date for the payment of such defaulted interest to be fixed by the Registrar,  notice whereof  shall be given to the  registered  holder hereof not less than ten (10)
days  prior to such  special  record  date,  or be paid at any time in any other lawful  manner.  Interest  payments on this Global  Bond will  include  interest accrued to but excluding the Interest Payment Dates. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     For the purposes only of  disclosure  required by the Interest Act (Canada)
and without  affecting  the interest  payable to the  registered  holder of this
Global  Bond,  the yearly rate of interest  which is  equivalent  to the rate of interest  for any period of less than one year is the rate of interest  for such period multiplied by a fraction,  the numerator of which is the actual number of days in the 12-month  period  constituting  such year and commencing on the same day as such  period and the  denominator  of which is the actual  number of days elapsed in such 12-month period.

     In the event that the  Maturity  Date,  any  Interest  Payment  Date or any
Redemption Date (as defined in the Fiscal Agency Agreement) with respect to this
Global Bond shall be a day that is not a Business  Day,  the  registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest  shall be paid in respect of the delay in such payment, unless such next following  Business Day falls in the next  succeeding  calendar month,  in  which  case  the  related  payment  will be made on the  immediately preceding Business Day as if made on the date such payment was due. For purposes hereof,  "Business Day" means a day on which banking institutions in the City of
New York,  the City of London  and the City of  Toronto  are not  authorized  or obligated by law or executive order to close.

     If Bonds in  definitive  registered  form are issued in  exchange  for this
Global  Bond,  payment  of the  principal  of  such  Bonds  will  be  made  upon presentation  and  surrender  of  such  Bonds  at the  office  of the  Registrar maintained  for that purpose in the Borough of Manhattan,  the City and State of
New York,  or at the office of any Paying  Agent  appointed  by the Province for such purpose  pursuant to the Fiscal Agency  Agreement.  Payment of interest due prior to or on the Maturity Date will be made by forwarding by post or otherwise delivering a cheque, to the registered addresses of registered holders of Bonds, or,  at  the  option  of  the  Province,  otherwise  transferring  funds  to the registered  holders of the Bonds.  If the Maturity Date, the Redemption  Date or
any  Interest  Payment  Date is a Business  Day but is a day on which any Paying
Agent is closed at the applicable place of payment,  the registered  holder will not be entitled to payment at such  location  until the next  succeeding  day on which  banking  institutions  in such place of  payment  are not  authorized  or obligated by law or executive  order to be closed and no further  interest shall accrue in respect of the delay in such payment.

     Payment of the  principal of and interest on the Bonds will be made in such coin or  currency  of the  United  States as, at the time of  payment,  is legal tender for payment of public and private debts.

     This Global Bond is not subject to any sinking  fund and is not  redeemable at the option of the Province,  unless certain events occur  involving  Canadian taxation as set forth  below,  and is not  repayable at the option of the holder prior to the Maturity Date.

     All payments of, or in respect of, principal of and interest on this Global
Bond will be made without withholding of or deduction for, or on account of, any present or future taxes,  duties,  assessments  or charges of whatsoever  nature imposed or levied by or on behalf of the  Government of Canada,  or any province or political  subdivision  thereof,  or any authority  thereof or agency therein having  power to tax,  unless such  taxes,  duties,  assessments  or charges are required  by  law or by  the  administration  or  interpretation  thereof  to be withheld or  deducted.  In that  event,  the  Province  (subject to its right of redemption  described  herein below) will pay to the  registered  holder of this
Global Bond such additional  amounts (the  "Additional  Amounts") as will result
(after  withholding  or  deduction  of the said taxes,  duties,  assessments  or charges)  in the  payment to the  holders of Bonds of the  amounts  which  would otherwise  have been  payable  in  respect  of the Bonds in the  absence of such taxes,  duties,  assessments or charges,  except that no such Additional Amounts shall be payable with respect to any Bond:

(a)  a beneficial owner of which is subject to such taxes,  duties,  assessments or charges in respect of such Bond by reason of such owner being  connected with Canada  otherwise  than merely by the ownership as a  non-resident  of
     Canada of such  Bond,  but only to the extent of such  owner's  interest(s)
     therein; or

(b)  presented for payment more than 15 days after the Relevant Date,  except to the  extent  that the  holder  thereof  would  have been  entitled  to such
     Additional  Amounts  on the last day of such  period  of 15 days.  For this purpose, the "Relevant Date" in relation to any Bond means whichever is the later of:

     (i)  the date on which the payment in respect of such Bond  becomes due and payable; or

     (ii) if the full  amount of the  moneys  payable on such date in respect of such Bond has not been  received by the  Registrar on or prior to such date,  the date on which  notice is duly given to the holders of Bonds that such moneys have been so received; or

(c)  where  such  withholding  or  deduction  is  imposed  on a  payment  to  an individual  and is required to be made  pursuant  to the  Directive  or any other directive  implementing the conclusions of the ECOFIN Council meeting of 26-27  November  2000 or any law  implementing  or  complying  with,  or introduced in order to conform to, such directive; or

(d)  by or on  behalf  of a holder  who  would  have  been  able to  avoid  such withholding  or deduction by presenting the relevant Bond to another paying agent in a Member State of the European Union.

     Unless  previously   redeemed  for  tax  reasons,  as  provided  below,  or
repurchased by the Province, the Principal Amount of this Global Bond is due and payable on January 20, 2012.

     The Bonds may be redeemed at the option of the  Province in whole,  but not in part, at any time, on giving not less than 30 days' and no more than 60 days'
notice to  registered  holders  of Bonds in  accordance  with  Section 19 of the
Fiscal  Agency  Agreement  (which notice shall be  irrevocable),  at 100% of the principal  amount  thereof,  together  with  interest  accrued  thereon  to  the
Redemption  Date,  if  (a)  the  Province  has or  will  become  obliged  to pay
Additional  Amounts  as  provided  herein,  as a result  of any  change  in,  or amendment  to, the laws or  regulations  of Canada or any  province or political subdivision  thereof, or any authority thereof or agency therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after January 13,
2009,  and  (b)  such  obligation  cannot  be  avoided  by the  Province  taking reasonable  measures available to it, provided that no such notice of redemption shall be given  earlier  than 90 days  prior to the  earliest  date on which the
Province  would be  obliged  to pay such  Additional  Amounts  were a payment in respect  of the  Bonds  then  due.  Prior to the  publication  of any  notice of redemption  pursuant  to this  paragraph,  the  Province  shall  deliver  to the
Registrar a  certificate  signed by an officer of the Province  stating that the
Province is entitled to effect such  redemption and setting forth a statement of facts showing that the  conditions  precedent to the right of the Province so to redeem have occurred.

     The Registrar has been appointed registrar for the Bonds, and the Registrar will maintain at its office in the Borough of  Manhattan,  the City and State of
New York, a register (herein,  the "Register") for the registration of Bonds and
the   registration  of  transfers  and  exchanges  of  Bonds.   Subject  to  the
limitations,  terms and  conditions  set forth  herein and in the Fiscal  Agency
Agreement, this Global Bond may be transferred at the office of the Registrar by surrendering  this Global Bond for  cancellation,  and  thereupon  the Registrar shall issue and register in the name of the transferee,  in exchange herefor,  a new  Global  Bond (or  other  global  security  in the case of a  transfer  to a successor  depository)  having  identical terms and conditions and having a like aggregate principal amount in authorized denominations.

     Upon the occurrence of certain events  specified in Section 6 of the Fiscal
Agency  Agreement,  this  Global  Bond  is  exchangeable  at the  office  of the
Registrar for Bonds in definitive  registered form without coupons of authorized denominations  of US$5,000  and  integral  multiples  of US$1,000 for amounts in excess of US$5,000 in an equal aggregate  principal  amount and having identical terms and  conditions as this Global Bond,  except to the extent that such terms and conditions  specifically relate to this Global Bond as a global security. On or after such exchange,  the Registrar,  to the extent reasonably practicable in the  circumstances,  shall make all payments to be made in respect of such Bonds in definitive  registered form to the registered  holders thereof  regardless of whether such exchange  occurred after the record date for such payment.  If this
Global Bond is  surrendered  for transfer,  it shall be accompanied by a written instrument of transfer in form satisfactory to the Registrar and executed by the registered  holder in person or by the  holder's  attorney  duly  authorized  in writing.  No service charge will be imposed for any such transfers and exchanges in the normal course of business,  but the Province may require payment of a sum sufficient  to cover  any  stamp or other  tax or other  governmental  charge in connection therewith.

     The Registrar shall not be required to register any transfer or exchange of this  Global  Bond  during  the  period  from  any  Regular  Record  Date to the corresponding  Interest  Payment  Date or during the period from the  Redemption
Record Date (as defined in the Fiscal Agency  Agreement) to the Redemption Date.
Neither the Province nor the Registrar shall be required to make any exchange of
Bonds,  if as a result  thereof,  the  Province  may incur  adverse tax or other similar consequences under the laws or regulations of any jurisdiction in effect at the time of the  exchange.  No provision of this Global Bond or of the Fiscal
Agency Agreement shall alter or impair the obligation of the Province,  which is absolute and unconditional,  to pay the principal of and interest on this Global
Bond  at the  time,  place  and  rate,  and  in the  coin  or  currency,  herein prescribed.

     The  Province,  the  Registrar and any Paying Agent may treat the holder in whose name this Global Bond is registered  as the absolute  owner hereof for all purposes,  whether or not this Global Bond is overdue, and none of the Province, the  Registrar or any Paying Agent shall be affected by notice to the  contrary.
All payments to or on the order of the registered holder of this Global Bond are valid and effectual to discharge the liability of the Province and the Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

     The  Province's  obligation  to pay an amount of interest on the Bonds will cease if a claim for the  payment of such  interest is not made within two years after the date on which such interest  becomes due and payable.  The  Province's obligation to pay the principal  amount of the Bonds will cease if the Bonds are not  presented  for  payment  within  two  years  after  the date on which  such principal becomes due and payable.

     The  Province  and the  Registrar  may,  at any time or from  time to time, without  notice to or the consent of the  registered  holder of any Bond,  enter into one or more  agreements  supplemental  to the Fiscal  Agency  Agreement  to create and issue further bonds ranking pari passu with the Bonds in all respects
(or in all  respects  except for the payment of interest  accruing  prior to the issue date of such  further  bonds or except for the first  payment of  interest following  the issue date of such further  bonds) and so that such further bonds shall be consolidated and form a single series with the Bonds and shall have the same terms as to status, redemption or otherwise as the Bonds.

     The Fiscal Agency Agreement and the Bonds may be amended by the Province on the one hand,  and the  Registrar,  on the other hand,  without notice to or the consent  of the  registered  holder of any Bond,  for the  purpose of curing any ambiguity,  or curing,  correcting or  supplementing  any  defective  provisions contained  therein  or  herein,  or  effecting  the  issue of  further  bonds as described  above or in any other manner which the Province may deem necessary or desirable and which, in the reasonable opinion of the Province, on the one hand, and the Registrar, on the other hand, will not adversely affect the interests of the beneficial owners of Bonds.

     The Fiscal Agency Agreement  contains  provisions for convening meetings of registered  holders of Bonds to consent by Extraordinary  Resolution (as defined below) to any  modification or amendment  proposed by the Province to the Fiscal
Agency  Agreement   (except  as  provided  in  the  two  immediately   preceding
paragraphs) and the Bonds (including the terms and conditions contained herein).

     An  Extraordinary  Resolution  duly  passed  at any such  meeting  shall be binding on all registered holders of Bonds,  whether present or not; however, no such  modification  or amendment to the Fiscal Agency  Agreement or to the terms and conditions of the Bonds may, without the consent of the registered holder of each such Bond affected  thereby:  (a) change the Maturity Date of any such Bond or change any Interest Payment Date; (b) reduce the principal amount of any such
Bond or the rate of interest payable thereon; (c) change the currency of payment of any such Bond; (d) impair the right to institute suit for the  enforcement of any payment on or with respect to such Bond; or (e) reduce the percentage of the principal  amount of Bonds  necessary  for the taking of any  action,  including modification  or  amendment  of the  Fiscal  Agency  Agreement  or the terms and conditions  of the  Bonds,  or reduce  the  quorum  required  at any  meeting of registered holders of Bonds.

     The  term  "Extraordinary  Resolution"  is  defined  in the  Fiscal  Agency
Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than 66 2/3% of the principal  amount of Bonds  represented at the meeting in person or by proxy and voted on the  resolution or as an instrument in writing signed by the registered holders of not less than 66 2/3% in principal  amount of the outstanding  Bonds.
The quorum at any such meeting for passing an Extraordinary Resolution is one or more registered  holders of Bonds present in person or by proxy who represent at least a majority in principal amount of the Bonds at the time outstanding, or at any  adjourned  meeting  called by the  Province or the  Registrar,  one or more persons being or representing registered holders of Bonds whatever the principal amount of the Bonds so held or represented.

     All notices to the registered holders of Bonds will be published in English in the Financial Times in London,  England, The Wall Street Journal in New York,
U.S.A., and The Globe and Mail in Toronto, Canada. If at any time publication in any such newspaper is not practicable,  notices will be valid if published in an
English  language  newspaper with general  circulation in the respective  market regions as the Province,  with the approval of the Registrar,  shall  determine.
Any  such  notice  shall  be  deemed  to have  been  given  on the  date of such publication or, if published more than once or on different  dates, on the first date on which publication is made.

     For so long as the Bonds are admitted to the Official List of the Financial
Services  Authority and to trading on the London Stock Exchange plc's  Regulated
Market and the rules of such stock exchange on which the Bonds are listed or the rules of the Financial  Services  Authority  (UK) so require,  the Province will maintain a paying agent in the United Kingdom.

     The  Province  agrees to appoint  and  maintain a paying  agent in a Member
State of the  European  Union that will not be obliged to withhold or deduct tax pursuant to the European  Council  Directive  regarding  the taxation of savings
income   (Directive   2003/48/EC)  or  any  other  directive   implementing  the
conclusions  of the ECOFIN  Council  meeting of 26-27  November  2000 or any law implementing  or  complying  with,  or  introduced  in order to conform to, such directive.

     Unless the  certificate of  authentication  hereon has been executed by the
Registrar  by manual  signature,  this  Global Bond shall not be entitled to any benefit  under the Fiscal  Agency  Agreement or be valid or  obligatory  for any purpose.

     IN WITNESS WHEREOF, the Province of Ontario,  pursuant to due authorization of law,  has  caused  this  Global  Bond to be duly  executed  by an  authorized representative and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  January 21, 2009      PROVINCE OF ONTARIO

                              By:
                                 -----------------------------------------------
                                 Authorized Signing Officer

                              SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the series designated therein referred to in the within-mentioned Fiscal Agency Agreement.

THE BANK OF NEW YORK MELLON
  as Registrar

By:
   ---------------------------------------
         Authorized Signatory

Unless this  certificate  is presented by an  authorized  representative  of The
Depository Trust Company, a New York corporation (55 Water Street, New York, New
York) (the  "Depository"),  to the Province (as defined  below) or its agent for registration of transfer,  exchange or payment,  and any  certificate  issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized  representative  of the Depository (and any payment is made to Cede &
Co. or to such other entity as is requested by an authorized  representative  of the Depository), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE
BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof,  Cede &
Co., has an interest herein.

REGISTERED
NO. PV-A0004                                                   CUSIP: 683234 B31
SERIES: PV                                                    ISIN: US683234B319

                               PROVINCE OF ONTARIO
                        2.625% BOND DUE JANUARY 20, 2012

     The  Province  of Ontario  (the  "Province"),  for value  received,  hereby promises to pay to Cede & Co., or its registered  assigns,  the principal sum of
FIVE HUNDRED  MILLION UNITED STATES  DOLLARS  (US$500,000,000)  (the  "Principal
Amount")  in lawful  money of the United  States of America on January  20, 2012
(the  "Maturity  Date") (or on such  earlier  date as the  Principal  Amount may become payable  hereunder),  upon presentation and surrender of this Bond and to pay interest  thereon,  together with Additional  Amounts (as defined below), if any, at the rate of 2.625% per annum from  January 21, 2009 until the  principal hereof is paid.  Interest for the period from, and  including,  January 21, 2009 to, but excluding,  July 20, 2009 will be payable on July 20, 2009 (the "Initial
Interest  Payment Date").  Thereafter,  interest on this Bond will be payable in two equal semi-annual installments in arrears on the 20th day of January and the
20th day of July in each year (each such date, and the Initial  Interest Payment
Date, an "Interest Payment Date").

     This is a fully registered  Global Bond (the "Global Bond") in respect of a duly  authorized  issue of debt  securities  of the Province  designated  as its
2.625% Bonds due January 20, 2012 (the "Bonds").  This Global Bond is limited in aggregate  principal  amount to  US$500,000,000.  This  Global  Bond and all the rights of the registered  holder hereof are expressly subject to a fiscal agency agreement dated as of January 21, 2009 (the "Fiscal Agency  Agreement")  between the Province and The Bank of New York Mellon,  as fiscal agent,  transfer agent, registrar and principal paying agent (the  "Registrar",  which term includes any successor as fiscal agent, transfer agent, registrar and principal paying agent)
to which Fiscal Agency Agreement reference is hereby made for a statement of the respective  rights,  duties and  immunities of the  Province,  the Registrar and holders  of the Bonds and the terms  upon  which the Bonds  are,  and are to be, authenticated  and delivered.  This Global Bond and the Fiscal Agency  Agreement
together  constitute  a  contract,  all the  terms and  conditions  of which the registered  holder by acceptance  hereof assents to and is deemed to have notice
of. Capitalized terms not defined herein shall have the meaning assigned to them in the Fiscal  Agency  Agreement.  Further  references  herein to  principal  or interest  shall be deemed to also refer to any  Additional  Amounts which may be payable hereunder.

     This Global Bond is issued under the authority of Orders of the  Lieutenant
Governor in Council of Ontario,  made pursuant to the  Financial  Administration
Act (Ontario),  as amended.  This Global Bond shall for all purposes be governed by, and  construed in accordance  with,  the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

     Payment of the principal of and interest on this Global Bond is a charge on and payable out of the Consolidated Revenue Fund of Ontario. This Global Bond is
a direct  unsecured  obligation  of the  Province  and as among the other Bonds, ranks pari passu and is payable without any preference or priority.  This Global
Bond ranks equally with all of the Province's other unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

     Interest on this  Global  Bond will  accrue  from the most recent  Interest
Payment Date to which  interest has been paid,  or, if no interest has been paid or duly provided for, from January 21, 2009, until the principal hereof has been paid or duly made  available for payment.  Any overdue  principal or interest on this Global Bond shall bear  interest at the rate of 2.625% per annum (before as well as after judgment)  until paid, or if earlier,  when the full amount of the moneys  payable has been received by the Registrar and notice to that effect has been given in accordance  with the provisions set forth herein.  The interest so payable,  and punctually paid or duly provided for, on any Interest Payment Date will be paid to the  person  in  whose  name  this  Global  Bond (or one or more predecessor Global Bonds) is registered at the close of business on January 5 or
July 5 (whether or not a Business  Day, as defined  below),  as the case may be, next  preceding  such  Interest  Payment  Date (each such day a "Regular  Record
Date").  Any such interest not so  punctually  paid or duly provided for will be paid to the person in whose name this  Global  Bond (or one or more  predecessor
Global Bonds) is  registered  at the close of business on a special  record date for the payment of such defaulted interest to be fixed by the Registrar,  notice whereof  shall be given to the  registered  holder hereof not less than ten (10)
days  prior to such  special  record  date,  or be paid at any time in any other lawful  manner.  Interest  payments on this Global  Bond will  include  interest accrued to but excluding the Interest Payment Dates. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     For the purposes only of  disclosure  required by the Interest Act (Canada)
and without  affecting  the interest  payable to the  registered  holder of this
Global  Bond,  the yearly rate of interest  which is  equivalent  to the rate of interest  for any period of less than one year is the rate of interest  for such period multiplied by a fraction,  the numerator of which is the actual number of days in the 12-month  period  constituting  such year and commencing on the same day as such  period and the  denominator  of which is the actual  number of days elapsed in such 12-month period.

     In the event that the  Maturity  Date,  any  Interest  Payment  Date or any
Redemption Date (as defined in the Fiscal Agency Agreement) with respect to this
Global Bond shall be a day that is not a Business  Day,  the  registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest  shall be paid in respect of the delay in such payment, unless such next following  Business Day falls in the next  succeeding  calendar month,  in  which  case  the  related  payment  will be made on the  immediately preceding Business Day as if made on the date such payment was due. For purposes hereof,  "Business Day" means a day on which banking institutions in the City of
New York,  the City of London  and the City of  Toronto  are not  authorized  or obligated by law or executive order to close.

     If Bonds in  definitive  registered  form are issued in  exchange  for this
Global  Bond,  payment  of the  principal  of  such  Bonds  will  be  made  upon presentation  and  surrender  of  such  Bonds  at the  office  of the  Registrar maintained  for that purpose in the Borough of Manhattan,  the City and State of
New York,  or at the office of any Paying  Agent  appointed  by the Province for such purpose  pursuant to the Fiscal Agency  Agreement.  Payment of interest due prior to or on the Maturity Date will be made by forwarding by post or otherwise delivering a cheque, to the registered addresses of registered holders of Bonds, or,  at  the  option  of  the  Province,  otherwise  transferring  funds  to the registered  holders of the Bonds.  If the Maturity Date, the Redemption  Date or
any  Interest  Payment  Date is a Business  Day but is a day on which any Paying
Agent is closed at the applicable place of payment,  the registered  holder will not be entitled to payment at such  location  until the next  succeeding  day on which  banking  institutions  in such place of  payment  are not  authorized  or obligated by law or executive  order to be closed and no further  interest shall accrue in respect of the delay in such payment.

     Payment of the  principal of and interest on the Bonds will be made in such coin or  currency  of the  United  States as, at the time of  payment,  is legal tender for payment of public and private debts.

     This Global Bond is not subject to any sinking  fund and is not  redeemable at the option of the Province,  unless certain events occur  involving  Canadian taxation as set forth  below,  and is not  repayable at the option of the holder prior to the Maturity Date.

     All payments of, or in respect of, principal of and interest on this Global
Bond will be made without withholding of or deduction for, or on account of, any present or future taxes,  duties,  assessments  or charges of whatsoever  nature imposed or levied by or on behalf of the  Government of Canada,  or any province or political  subdivision  thereof,  or any authority  thereof or agency therein having  power to tax,  unless such  taxes,  duties,  assessments  or charges are required  by  law or by  the  administration  or  interpretation  thereof  to be withheld or  deducted.  In that  event,  the  Province  (subject to its right of redemption  described  herein below) will pay to the  registered  holder of this
Global Bond such additional  amounts (the  "Additional  Amounts") as will result
(after  withholding  or  deduction  of the said taxes,  duties,  assessments  or charges)  in the  payment to the  holders of Bonds of the  amounts  which  would otherwise  have been  payable  in  respect  of the Bonds in the  absence of such taxes,  duties,  assessments or charges,  except that no such Additional Amounts shall be payable with respect to any Bond:

(a)  a beneficial owner of which is subject to such taxes,  duties,  assessments or charges in respect of such Bond by reason of such owner being  connected with Canada  otherwise  than merely by the ownership as a  non-resident  of
     Canada of such  Bond,  but only to the extent of such  owner's  interest(s)
     therein; or

(b)  presented for payment more than 15 days after the Relevant Date,  except to the  extent  that the  holder  thereof  would  have been  entitled  to such
     Additional  Amounts  on the last day of such  period  of 15 days.  For this purpose, the "Relevant Date" in relation to any Bond means whichever is the later of:

     (i)  the date on which the payment in respect of such Bond  becomes due and payable; or

     (ii) if the full  amount of the  moneys  payable on such date in respect of such Bond has not been  received by the  Registrar on or prior to such date,  the date on which  notice is duly given to the holders of Bonds that such moneys have been so received; or

(c)  where  such  withholding  or  deduction  is  imposed  on a  payment  to  an individual  and is required to be made  pursuant  to the  Directive  or any other directive  implementing the conclusions of the ECOFIN Council meeting of 26-27  November  2000 or any law  implementing  or  complying  with,  or introduced in order to conform to, such directive; or

(d)  by or on  behalf  of a holder  who  would  have  been  able to  avoid  such withholding  or deduction by presenting the relevant Bond to another paying agent in a Member State of the European Union.

     Unless  previously   redeemed  for  tax  reasons,  as  provided  below,  or
repurchased by the Province, the Principal Amount of this Global Bond is due and payable on January 20, 2012.

     The Bonds may be redeemed at the option of the  Province in whole,  but not in part, at any time, on giving not less than 30 days' and no more than 60 days'
notice to  registered  holders  of Bonds in  accordance  with  Section 19 of the
Fiscal  Agency  Agreement  (which notice shall be  irrevocable),  at 100% of the principal  amount  thereof,  together  with  interest  accrued  thereon  to  the
Redemption  Date,  if  (a)  the  Province  has or  will  become  obliged  to pay
Additional  Amounts  as  provided  herein,  as a result  of any  change  in,  or amendment  to, the laws or  regulations  of Canada or any  province or political subdivision  thereof, or any authority thereof or agency therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after January 13,
2009,  and  (b)  such  obligation  cannot  be  avoided  by the  Province  taking reasonable  measures available to it, provided that no such notice of redemption shall be given  earlier  than 90 days  prior to the  earliest  date on which the
Province  would be  obliged  to pay such  Additional  Amounts  were a payment in respect  of the  Bonds  then  due.  Prior to the  publication  of any  notice of redemption  pursuant  to this  paragraph,  the  Province  shall  deliver  to the
Registrar a  certificate  signed by an officer of the Province  stating that the
Province is entitled to effect such  redemption and setting forth a statement of facts showing that the  conditions  precedent to the right of the Province so to redeem have occurred.

     The Registrar has been appointed registrar for the Bonds, and the Registrar will maintain at its office in the Borough of  Manhattan,  the City and State of
New York, a register (herein,  the "Register") for the registration of Bonds and
the   registration  of  transfers  and  exchanges  of  Bonds.   Subject  to  the
limitations,  terms and  conditions  set forth  herein and in the Fiscal  Agency
Agreement, this Global Bond may be transferred at the office of the Registrar by surrendering  this Global Bond for  cancellation,  and  thereupon  the Registrar shall issue and register in the name of the transferee,  in exchange herefor,  a new  Global  Bond (or  other  global  security  in the case of a  transfer  to a successor  depository)  having  identical terms and conditions and having a like aggregate principal amount in authorized denominations.

     Upon the occurrence of certain events  specified in Section 6 of the Fiscal
Agency  Agreement,  this  Global  Bond  is  exchangeable  at the  office  of the
Registrar for Bonds in definitive  registered form without coupons of authorized denominations  of US$5,000  and  integral  multiples  of US$1,000 for amounts in excess of US$5,000 in an equal aggregate  principal  amount and having identical terms and  conditions as this Global Bond,  except to the extent that such terms and conditions  specifically relate to this Global Bond as a global security. On or after such exchange,  the Registrar,  to the extent reasonably practicable in the  circumstances,  shall make all payments to be made in respect of such Bonds in definitive  registered form to the registered  holders thereof  regardless of whether such exchange  occurred after the record date for such payment.  If this
Global Bond is  surrendered  for transfer,  it shall be accompanied by a written instrument of transfer in form satisfactory to the Registrar and executed by the registered  holder in person or by the  holder's  attorney  duly  authorized  in writing.  No service charge will be imposed for any such transfers and exchanges in the normal course of business,  but the Province may require payment of a sum sufficient  to cover  any  stamp or other  tax or other  governmental  charge in connection therewith.

     The Registrar shall not be required to register any transfer or exchange of this  Global  Bond  during  the  period  from  any  Regular  Record  Date to the corresponding  Interest  Payment  Date or during the period from the  Redemption
Record Date (as defined in the Fiscal Agency  Agreement) to the Redemption Date.
Neither the Province nor the Registrar shall be required to make any exchange of
Bonds,  if as a result  thereof,  the  Province  may incur  adverse tax or other similar consequences under the laws or regulations of any jurisdiction in effect at the time of the  exchange.  No provision of this Global Bond or of the Fiscal
Agency Agreement shall alter or impair the obligation of the Province,  which is absolute and unconditional,  to pay the principal of and interest on this Global
Bond  at the  time,  place  and  rate,  and  in the  coin  or  currency,  herein prescribed.

     The  Province,  the  Registrar and any Paying Agent may treat the holder in whose name this Global Bond is registered  as the absolute  owner hereof for all purposes,  whether or not this Global Bond is overdue, and none of the Province, the  Registrar or any Paying Agent shall be affected by notice to the  contrary.
All payments to or on the order of the registered holder of this Global Bond are valid and effectual to discharge the liability of the Province and the Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

     The  Province's  obligation  to pay an amount of interest on the Bonds will cease if a claim for the  payment of such  interest is not made within two years after the date on which such interest  becomes due and payable.  The  Province's obligation to pay the principal  amount of the Bonds will cease if the Bonds are not  presented  for  payment  within  two  years  after  the date on which  such principal becomes due and payable.

     The  Province  and the  Registrar  may,  at any time or from  time to time, without  notice to or the consent of the  registered  holder of any Bond,  enter into one or more  agreements  supplemental  to the Fiscal  Agency  Agreement  to create and issue further bonds ranking pari passu with the Bonds in all respects
(or in all  respects  except for the payment of interest  accruing  prior to the issue date of such  further  bonds or except for the first  payment of  interest following  the issue date of such further  bonds) and so that such further bonds shall be consolidated and form a single series with the Bonds and shall have the same terms as to status, redemption or otherwise as the Bonds.

     The Fiscal Agency Agreement and the Bonds may be amended by the Province on the one hand,  and the  Registrar,  on the other hand,  without notice to or the consent  of the  registered  holder of any Bond,  for the  purpose of curing any ambiguity,  or curing,  correcting or  supplementing  any  defective  provisions contained  therein  or  herein,  or  effecting  the  issue of  further  bonds as described  above or in any other manner which the Province may deem necessary or desirable and which, in the reasonable opinion of the Province, on the one hand, and the Registrar, on the other hand, will not adversely affect the interests of the beneficial owners of Bonds.

     The Fiscal Agency Agreement  contains  provisions for convening meetings of registered  holders of Bonds to consent by Extraordinary  Resolution (as defined below) to any  modification or amendment  proposed by the Province to the Fiscal
Agency  Agreement   (except  as  provided  in  the  two  immediately   preceding
paragraphs) and the Bonds (including the terms and conditions contained herein).

     An  Extraordinary  Resolution  duly  passed  at any such  meeting  shall be binding on all registered holders of Bonds,  whether present or not; however, no such  modification  or amendment to the Fiscal Agency  Agreement or to the terms and conditions of the Bonds may, without the consent of the registered holder of each such Bond affected  thereby:  (a) change the Maturity Date of any such Bond or change any Interest Payment Date; (b) reduce the principal amount of any such
Bond or the rate of interest payable thereon; (c) change the currency of payment of any such Bond; (d) impair the right to institute suit for the  enforcement of any payment on or with respect to such Bond; or (e) reduce the percentage of the principal  amount of Bonds  necessary  for the taking of any  action,  including modification  or  amendment  of the  Fiscal  Agency  Agreement  or the terms and conditions  of the  Bonds,  or reduce  the  quorum  required  at any  meeting of registered holders of Bonds.

     The  term  "Extraordinary  Resolution"  is  defined  in the  Fiscal  Agency
Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than 66 2/3% of the principal  amount of Bonds  represented at the meeting in person or by proxy and voted on the  resolution or as an instrument in writing signed by the registered holders of not less than 66 2/3% in principal  amount of the outstanding  Bonds.
The quorum at any such meeting for passing an Extraordinary Resolution is one or more registered  holders of Bonds present in person or by proxy who represent at least a majority in principal amount of the Bonds at the time outstanding, or at any  adjourned  meeting  called by the  Province or the  Registrar,  one or more persons being or representing registered holders of Bonds whatever the principal amount of the Bonds so held or represented.

     All notices to the registered holders of Bonds will be published in English in the Financial Times in London,  England, The Wall Street Journal in New York,
U.S.A., and The Globe and Mail in Toronto, Canada. If at any time publication in any such newspaper is not practicable,  notices will be valid if published in an
English  language  newspaper with general  circulation in the respective  market regions as the Province,  with the approval of the Registrar,  shall  determine.
Any  such  notice  shall  be  deemed  to have  been  given  on the  date of such publication or, if published more than once or on different  dates, on the first date on which publication is made.

     For so long as the Bonds are admitted to the Official List of the Financial
Services  Authority and to trading on the London Stock Exchange plc's  Regulated
Market and the rules of such stock exchange on which the Bonds are listed or the rules of the Financial  Services  Authority  (UK) so require,  the Province will maintain a paying agent in the United Kingdom.

     The  Province  agrees to appoint  and  maintain a paying  agent in a Member
State of the  European  Union that will not be obliged to withhold or deduct tax pursuant to the European  Council  Directive  regarding  the taxation of savings
income   (Directive   2003/48/EC)  or  any  other  directive   implementing  the
conclusions  of the ECOFIN  Council  meeting of 26-27  November  2000 or any law implementing  or  complying  with,  or  introduced  in order to conform to, such directive.

     Unless the  certificate of  authentication  hereon has been executed by the
Registrar  by manual  signature,  this  Global Bond shall not be entitled to any benefit  under the Fiscal  Agency  Agreement or be valid or  obligatory  for any purpose.

     IN WITNESS WHEREOF, the Province of Ontario,  pursuant to due authorization of law,  has  caused  this  Global  Bond to be duly  executed  by an  authorized representative and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  January 21, 2009      PROVINCE OF ONTARIO

                              By:
                                 -----------------------------------------------
                                 Authorized Signing Officer

                              SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the series  designated  therein  referred  to in the within-mentioned Fiscal Agency Agreement.

THE BANK OF NEW YORK MELLON
  as Registrar

By:
   ---------------------------------------
         Authorized Signatory

                                                                      CONFORMED COPY

                          Dated as of January 13, 2009

                               PROVINCE OF ONTARIO

                               U.S.$2,000,000,000

                        2.625% Bonds due January 20, 2012

                             ______________________

                             UNDERWRITING AGREEMENT

                             ______________________

                               Province of Ontario

                             Underwriting Agreement

                                                                January 13, 2009

HSBC Securities (USA) Inc.
J.P. Morgan Securities Ltd.
The Toronto-Dominion Bank
As representatives of the several Underwriters
c/o        The Toronto-Dominion Bank
           Triton Court
           14-18 Finsbury Square
           London, UK, EC2A 1DB

Dear Sirs:

     The Province of Ontario  (the  "Province")  proposes to sell the  principal amount of its securities  identified in Schedule II hereto (the "Securities") to the underwriters named in Schedule II hereto (the "Underwriters"),  for whom you are acting as representatives  (the  "Representatives").  The Securities will be issued in the form of one or more fully registered  permanent global  securities
(the  "Global  Securities")  registered  in the name of Cede &  Co.,  as the nominee of The Depository  Trust Company  ("DTC"),  subject to the provisions of the  fiscal  agency  agreement  between  the  Province  and the Bank of New York
Mellon,  as fiscal  agent,  expected  to be dated the  Closing  Date (as defined below) (the "Fiscal Agency  Agreement").  As of January 13, 2009,  (the "Time of
Sale"), the Province had prepared the following information  (collectively,  the
"Time of Sale  Information"):  a Preliminary Final Prospectus (as defined below)
dated  January 12,  2009,  and the Issuer Free  Writing  Prospectus  (as defined below) in the form of Schedule I hereto.  As used  herein,  "Issuer Free Writing
Prospectus"  shall have the meaning  assigned to the term  "issuer  free writing prospectus"  in Section 433 under the U.S.  Securities  Act of 1933,  as amended
(the "U.S.  Securities Act"). This Agreement is to confirm the arrangements with respect to the purchase of the Securities by the Underwriters.

     1. Representations and Warranties. The Province represents and warrants to, and agrees with, each Underwriter that:

     (i) The Time of Sale  Information,  at the Time of Sale and at the  Closing
Date, did not and will not,  contain any untrue  statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the  circumstances  under which they were made, not  misleading;
provided that the Province makes no  representation  or warranty with respect to any  statements  or  omissions  made in  reliance  upon and in  conformity  with information  furnished to the Province in writing by any Underwriter through the
Representatives  expressly for use in such Time of Sale Information.  The Issuer
Free  Writing  Prospectus  in the  form of  Schedule  I hereto  complies  in all material respects with the U.S. Securities Act.

     (ii)  The  Province  has  filed  with  the  U.S.  Securities  and  Exchange
Commission (the "SEC") a registration statement or registration statements under
Schedule B of the U.S.  Securities Act, which has or have become effective,  for the  registration of any Securities which may be sold in the United States under the U.S.  Securities Act. Each such  registration  statement,  as amended at the date of this Agreement,  complies in all material respects with the requirements of the  U.S.  Securities  Act and the  rules  and  regulations  thereunder.  The
Province has filed a Preliminary  Final  Prospectus  (as defined below) with the
SEC pursuant to Rule 424 under the U.S. Securities Act, which has been furnished to the  Underwriters,  and  proposes  to file with the SEC  pursuant to Rule 424 under the U.S. Securities Act a supplement to the form of prospectus included in the most recent registration statement, or amendment thereto, filed with the SEC relating to the Securities and the plan of distribution  thereof and has advised you of all  further  information  (financial  and  other)  with  respect  to the
Province to be set forth therein.  The  registration  statement or  registration statements,  including the exhibits  thereto and the documents  incorporated  by reference  therein,  as amended at the date of this Agreement,  is or are herein called the  "Registration  Statement";  the  prospectus  in the form in which it appears in the Registration  Statement,  including the documents incorporated by reference therein,  is herein called the "Basic  Prospectus";  such supplemented form of  prospectus,  in the form in which it shall be first  filed with the SEC pursuant to Rule 424 after the date hereof (including the Basic Prospectus as so supplemented),  including the documents  incorporated by reference  therein,  is herein  called the "Final  Prospectus";  and any  preliminary  form of the Final
Prospectus  which has heretofore  been filed pursuant to Rule 424 (including the
Basic Prospectus as so  supplemented),  including the documents  incorporated by reference therein, is herein called the "Preliminary Final Prospectus".

     (iii) The documents filed by the Province with the SEC pursuant to the U.S.
Securities  Exchange Act of 1934, as amended (the "U.S.  Exchange Act") that are incorporated  by  reference in the  Preliminary  Final  Prospectus  or the Final
Prospectus,  at the time they were filed with the SEC,  complied in all material respects  with the  requirements  of the U.S.  Exchange  Act and the  rules  and regulations thereunder.

     (iv) The Province will use all  reasonable  efforts to publish,  as soon as possible  after the  Closing  Date,  a  prospectus  approved  by the UK  Listing
Authority  (as  defined  below)  (the  "UKLA  Prospectus")  in  compliance  with
Directive 2003/71/EC (the "Prospectus  Directive") and all laws, regulations and rules  implementing the Prospectus  Directive,  as amended from time to time and shall  submit (or  procure  the  submission  on its  behalf of) such  reports or information  as may from time to time be required and otherwise  comply with the
Prospectus  Directive  and all  laws,  regulations  and rules  implementing  the
Prospectus Directive.

     (v) As of the  date  hereof,  when the  Final  Prospectus  is  first  filed pursuant to Rule 424 under the U.S.  Securities Act, when,  prior to the Closing
Date (as  hereinafter  defined),  any  amendment to the  Registration  Statement becomes effective, when any supplement to the Final Prospectus is filed with the
SEC and at the Closing Date, (a) the  Registration  Statement,  as amended as of any such time and the Final  Prospectus,  as amended or  supplemented  as of any such time, complied and will comply in all material respects with the applicable requirements of the U.S. Securities Act and the rules and regulations thereunder and (b) the Registration  Statement,  as amended as of any such time, did not or will not contain any untrue  statement  of a material  fact or omit to state any material  fact  required to be stated  therein or necessary in order to make the statements  therein  not  misleading,  and the Final  Prospectus,  as amended or supplemented  as of any such time,  will not contain any untrue  statement  of a material fact or omit to state any material  fact required to be stated  therein or  necessary  in order  to make the  statements  therein,  in the  light of the circumstances  under which they were made, not  misleading,  and the summary set out in the Final Prospectus is not misleading,  inaccurate or inconsistent  when read with  other  parts of the Final  Prospectus;  provided,  however,  that the
Province makes no representations or warranties as to the information  contained in or omitted from the  Registration  Statement or the Final  Prospectus  or any
amendment thereof or supplement  thereto in reliance upon and in conformity with information  furnished  in  writing  to  the  Province  by or on  behalf  of any
Underwriter through the Representatives  specifically for use in connection with the preparation of the Registration Statement or the Final Prospectus.

     2. Purchase and Sale.  Subject to the terms and  conditions and in reliance upon the representations and warranties herein set forth, the Province agrees to sell to each  Underwriter,  and each  Underwriter,  severally  and not  jointly, agrees  to  purchase  from the  Province,  at the  purchase  price  set forth in
Schedule II hereto,  the principal  amount of the  Securities set forth opposite such Underwriter's name in Schedule II hereto.

     3. Delivery and Payment.  Delivery of and payment for the Securities  shall be made at the offices of Shearman  &  Sterling  LLP,  Commerce  Court West,
Suite 4405, Toronto, Ontario, Canada (or such other place as may be agreed to by the Representatives and the Province) at 9:00 a.m., Toronto time, on January 21,
2009 (or at such time on such later date not later than five business days after such specified date as the  Representatives  and the Province shall agree upon), which date and time may be postponed by  agreement  between the  Representatives and the  Province  or as  provided  in Section 10 hereof  (such date and time of delivery and payment for the Securities being herein called the "Closing Date").
Delivery of the Global  Securities  shall be made to the  Representatives  or to their order for the  respective  accounts of the  several  Underwriters  against payment by the several  Underwriters through the Representatives of the purchase price  thereof to the  Province  in  immediately  available  (same day) funds by transfer  to a U.S.  dollar  account  specified  by  the  Province.  The  Global
Securities  shall be  substantially  in the form  annexed to the  Fiscal  Agency
Agreement and registered in the name of Cede & Co., as nominee of DTC.

     The Global  Securities  shall be made available for inspection and checking by the  Representatives  in Toronto,  Ontario not later than 3:00 P.M.  (Toronto time) on the  business  day prior to the  Closing  Date.  For  purposes  of this
Agreement,  "business day" shall mean a day on which banking institutions in the
City of Toronto are not authorized or obligated by law or executive  order to be closed.

     4. Listing.  The Province agrees with the  Underwriters to file or cause to be filed an  application  to the Financial  Services  Authority (the "UK Listing
Authority") in its capacity as competent  authority under the Financial Services and Markets Act 2000, as amended ("FSMA"),  for the Securities to be admitted to the Official List of the UK Listing  Authority (the "Official  List") and to the
London Stock  Exchange plc for the  Securities  to be admitted to trading on the
Regulated Market of the London Stock Exchange plc (the "Stock Exchange") as soon as possible  after the Closing Date.  References  herein to "list",  "listed" or
"listing" when used in relation to the Stock Exchange shall mean admitted to the
Official  List and  admitted  to  trading on the  Regulated  Market of the Stock
Exchange,  which is a  regulated  market  for the  purposes  of the  Markets  in
Financial  Instruments  Directive  (2004/39/EC).  The  Province  shall  use  all reasonable efforts to cause the Securities to be listed on the Stock Exchange as soon as possible after the Closing Date. The Province  further agrees to furnish to the UK Listing  Authority and the Stock Exchange all documents,  instruments, information and undertakings and to publish all advertisements or other material that may be  necessary in order to effect the listing of the  Securities  and to cause the listing of the Securities on the Stock Exchange to be continued for so long as any of the Securities remain outstanding;  provided, however, that if in the opinion of the  Province,  the  continuation  of such  listing  shall become unduly  onerous,  then the  Province  may delist the  Securities  from the Stock
Exchange;  provided,  further, that if the Securities are to be so delisted from the Stock  Exchange,  the  Province  will use its best  efforts  to  obtain  the admission to listing,  trading  and/or  quotation of the  Securities  by another listing  authority,  securities  exchange  and/or  quotation  system  reasonably acceptable to the Representatives and the Province prior to the delisting of the
Securities from the Stock Exchange. The provisions of this Section 4 shall apply to any other listing authority,  securities  exchange and/or quotation system on which the  Securities  may be  admitted  to listing,  trading  and/or  quotation mutatis mutandis.

     5. Agreements. (a) The Province and the Underwriters agree that:

     (i)  Prior  to the  termination  of the  offering  of the  Securities,  the
Province  will  not  file  any  amendment  to the  Registration  Statement,  any supplement  to the Time of Sale  Information  or the  Final  Prospectus,  or any
document that would as a result thereof be incorporated by reference in the Time of Sale Information or the Final  Prospectus,  unless the Province has furnished to the  Underwriters  a copy for their  review prior to filing and will not file any such proposed  amendment,  supplement or document to which the  Underwriters reasonably object, except that the Underwriters may not object to the filing, as exhibits to an amendment on Form 18-K/A to the Province's  Annual Report on Form
18-K, of reports prepared by the Province and the Ontario Electricity  Financial
Corporation  in the ordinary  course.  Subject to the  foregoing  sentence,  the
Province will cause any Preliminary Final Prospectus and the Final Prospectus to
be filed  (or  mailed  for  filing)  with the SEC  pursuant  to Rule 424 and the
Province will file any Issuer Free Writing  Prospectus to the extent required by
Rule 433 under the U.S.  Securities  Act. The Province will promptly  advise the
Representatives  (i) when the Time of Sale Information,  the Final Prospectus or any document that would as a result thereof be  incorporated by reference in the
Time of Sale  Information  or the Final  Prospectus  shall  have been  filed (or mailed for filing) with the SEC,  (ii) when any  amendment  to the  Registration
Statement  relating to the Securities shall have become effective,  (iii) of any request by the SEC for any amendment of the Registration  Statement or amendment of or supplement to the Time of Sale  Information or the Final Prospectus or for
any additional  information relating thereto or to any document  incorporated by reference in the Preliminary Final Prospectus or the Final  Prospectus,  (iv) of
the issuance by the SEC of any stop order  suspending the  effectiveness  of the
Registration  Statement or the  institution or threatening of any proceeding for that  purpose and (v) of the receipt by the  Province of any  notification  with respect to the suspension of the qualification of the Securities for sale in any jurisdiction  or the  initiation  or  threatening  of any  proceeding  for  such purpose.  The Province  will use its best efforts to prevent the issuance of any such stop order and,  if issued,  to obtain as soon as possible  the  withdrawal thereof.

     (ii) Before using or filing any Issuer Free Writing Prospectus,  other than the  Issuer  Free  Writing  Prospectus  in the form of  Schedule  I hereto,  the
Province will furnish to the  Representatives and counsel for the Underwriters a copy of the proposed Issuer Free Writing  Prospectus for review and will not use or file any such Issuer Free  Writing  Prospectus  to which the  Representatives reasonably object provided that the  Representatives  may not object to a filing that is required.

     (iii) If, at any time  when a  prospectus  relating  to the  Securities  is required to be delivered  under the U.S.  Securities  Act, any event occurs as a result of which the Time of Sale  Information  or the Final  Prospectus  as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements  therein in the light of the circumstances  under which they were made not misleading,  or if it shall be necessary to amend or supplement  the Time of Sale  Information  or the
Final  Prospectus  to  comply  with the U.S.  Securities  Act or the  rules  and regulations  thereunder,  the Province  promptly  will prepare and file with the
SEC,  subject to the first  sentence in  paragraph  (a)(i) of this Section 5, an amendment or supplement at its own expense which will correct such  statement or omission or an amendment which will effect such compliance.

     (iv)  Subject  to the UKLA  Prospectus  being  approved  and  published  in accordance  with  Section  1(iv),  the  Province  shall update or amend the UKLA
Prospectus by the publication in accordance  with the Prospectus  Directive of a supplement  thereto or an update thereof in the event that (A) a significant new factor,  material mistake or inaccuracy relating to the information  included in the  UKLA  Prospectus  which is  capable  of  affecting  the  assessment  of the
Securities  arises or is noted,  or (B) if there is any  Significant (as defined below)  change  affecting  any  matter  contained  in the UKLA  Prospectus  or a
Significant new matter arises,  the inclusion of information in respect of which would  have been so  required  if it had  arisen  when the UKLA  Prospectus  was prepared,  or if such  supplement  or update would be required by the UK Listing
Authority  prior to the listing of such  Securities.  Without  prejudice  to the generality of the foregoing, the Province undertakes that in the period from and including  the date  when the UKLA  Prospectus  is  approved  by the UK  Listing
Authority to and including the date when the  Securities are issued it will only prepare and publish a supplement to, or update of, the UKLA  Prospectus if it is required,  or has reasonable grounds to believe that it is required, to do so in order to comply with  Section 87G of the FSMA.  For the purposes of this clause,
"Significant"   means  significant  for  the  purposes  of  making  an  informed assessment of (A) the assets and liabilities,  financial  position,  profits and losses  and  prospects  of the  Province  and (B) the  rights  attaching  to the
Securities.

     (v) The Province will make generally  available to its security holders and to the  Representatives  as soon as  practicable  after  the  close of its first fiscal year  beginning  after the date  hereof,  statements  of its revenues and expenditures  for such fiscal year which will satisfy the  provisions of Section
11(a)  of the U.S.  Securities  Act and the  applicable  rules  and  regulations thereunder.

     (vi) The Province will furnish to the Representatives, upon request, copies
of  the  Registration   Statement  (including  exhibits  thereto  and  documents
incorporated by reference therein) and each amendment thereto which shall become effective  on or  prior  to the  Closing  Date  and,  so long as  delivery  of a prospectus by an Underwriter or a dealer may be required by the U.S.  Securities
Act or publication of a prospectus may be required by the Prospectus  Directive, as many copies of any  Preliminary  Final  Prospectus,  any Issuer Free  Writing
Prospectus,  the Final  Prospectus  and the UKLA  Prospectus  and any amendments thereof and supplements thereto as the Representatives may reasonably request.

     (vii) The Province will arrange for the qualification of the Securities for offer and sale and the  determination of their  eligibility for investment under the securities laws of such states and other  jurisdictions of the United States as the  Representatives  may designate and will maintain such  qualifications in effect so long as required for the  distribution  of the  Securities;  provided, however,  that the Province shall not be obligated to consent to general service of process under the laws of any state or other jurisdiction.

     (viii) If the Province has agreed with the relevant  Representative(s) that the UK Listing  Authority will be requested to provide a certificate of approval to the competent  authority of one or more EEA Member  State(s) under Article 17 and Article 18 of the Prospectus  Directive,  the arrangements  relating to such request  (including,  but not  limited  to, the cost of  preparing  any  summary required  pursuant  to Article 19 of the  Prospectus  Directive)  will be agreed between the Province and the relevant Representative(s) at the relevant time.

     In any such case, the Province undertakes that it will request the delivery of a certificate of approval by the competent authority in the United Kingdom to the  competent  authority  in each such EEA Member  State as agreed  between the
Province and the relevant Representative(s).

     Any  translation  of the  summary set out in the UKLA  Prospectus  required pursuant  to  Article  19 of the  Prospectus  Directive  shall be  accurate  and complete in all material  respects and shall not be  misleading,  inaccurate  or inconsistent when read together with the UKLA Prospectus.

     For the purposes of the above,  "EEA Member  State" means the member states of the European Union, together with Iceland, Norway and Liechtenstein.

     (ix) The  Province  will pay (i) all  expenses in  connection  with (a) the preparation,  issue, execution and delivery of the Securities (including fees of the registrar,  fiscal agent,  transfer agent and paying agents and the fees and expenses of the Province's legal  advisors),  (b) the fee incurred in filing the
Registration  Statement  (including  all  amendments  thereto),  any Issuer Free
Writing Prospectus and any Time of Sale Information with the SEC, (c) all costs, expenses, fees or commissions,  payable on or in connection with the approval of the UKLA Prospectus by the UK Listing  Authority and the granting of listing for the Securities on the Stock Exchange and (d) any fee payable to rating  services in connection  with the rating of the  Securities,  (ii) the cost of copying the documents  incorporated  by  reference in the Time of Sale  Information  and the
Final  Prospectus  in such  quantities  as the  Representatives  may  reasonably request  and the cost of  delivering  the same to  locations  designated  by the
Representatives  and satisfactory to the Province in its reasonable judgment and
(iii) all stamp  duties or other  like  taxes and  duties or value  added  taxes payable  under the laws of the United  Kingdom upon and in  connection  with the execution,  issue  and  subscription  of the  Securities  or the  execution  and delivery of this Agreement and the Fiscal Agency  Agreement.  Except as provided in Section 9 hereof,  the Province shall not be required to pay or bear any fees or expenses of the Underwriters.

     (x) The  Underwriters  will pay all costs  incurred in connection  with the printing of the Final Prospectus, the UKLA Prospectus and each Preliminary Final
Prospectus (including all amendments thereof or supplements thereto), any Issuer
Free  Writing  Prospectus  and the  cost of  delivering  the  same to  locations designated by the Underwriters, the Province and each of their counsel.

     (b) Each Underwriter agrees that:

     (i) It will cause the  Representatives  to deliver to the Province a letter prior to the Closing Date  containing the total sales of the Securities  made in the initial  distribution  in the United States together with an estimate of the number of Securities  reasonably expected to be sold within the United States in secondary  market  transactions  within 40 days of the Closing  Date;  provided, however,  that the Underwriters shall bear no responsibility for any discrepancy between such estimate and the actual number of Securities sold within the United
States pursuant to such secondary market transactions in such time period.

     (ii)  It has not  and  will  not  use,  authorize  use  of,  refer  to,  or participate  in the  planning  for use of,  any "free  writing  prospectus"  (as defined in Rule 405 under the U.S.  Securities  Act) (which term includes use of
any  written  information   furnished  to  the  SEC  by  the  Province  and  not
incorporated by reference into the Registration  Statement and any press release issued by the Province) other than (A) the Issuer Free Writing Prospectus in the form of Schedule I hereto or prepared pursuant to Section 5(a)(ii) above, or (B)
any "free writing  prospectus"  prepared by such Underwriter and provided to and consented  to by the  Province  in advance in writing  (each such "free  writing prospectus"  referred  to in this  clause  (B),  an  "Underwriter  Free  Writing
Prospectus");  provided that the  Underwriters may use a Bloomberg term sheet in accordance with Section 5(b)(iv) below.

     (iii) It has not and will  not  distribute  any  Underwriter  Free  Writing
Prospectus referred to in Section 5(b)(ii)(B) in a manner reasonably designed to lead to its broad unrestricted  dissemination  unless the Province has consented in advance in writing to such dissemination.

     (iv) It has not and will not,  without  the prior  written  consent  of the
Province,  use any "free writing  prospectus",  that contains the final terms of the Securities unless such terms have previously been included in an Issuer Free
Writing  Prospectus  filed  or to be  filed  with  the  SEC;  provided  that the
Underwriters  may use a Bloomberg  term sheet that  contains  some or all of the information in Schedule I hereto  without the consent of the Province;  provided further that any  Underwriter  using such term sheet shall notify the  Province, and provide a copy of such  Bloomberg  term sheet to the Province,  prior to, or substantially concurrently with, the first use of such term sheet.

     (v) It is not subject to any  pending  proceeding  under  Section 8A of the
U.S.  Securities Act with respect to the offering (and will promptly  notify the
Province if any such proceeding  against it is initiated  during the period that delivery of a prospectus  by an  Underwriter  or a dealer may be required by the
U.S. Securities Act).

     6. Selling Restrictions.

     (a) European Economic Area.

     In relation to each Member  State of the European  Economic  Area which has implemented the Prospectus  Directive  (other than the United Kingdom,  once the
UKLA Prospectus has been approved by the UK Listing Authority, each, a "Relevant
Member State"),  each of the  Underwriters,  on behalf of itself and each of its affiliates that participates in the initial distribution of the Securities,  has represented and agreed that with effect from and including the date on which the
Prospectus Directive is implemented in that Relevant Member State (the "Relevant
Implementation  Date") it has not made and will not make an offer of Securities, which are the subject of the  offering  contemplated  by the  Preliminary  Final
Prospectus and the Final  Prospectus to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate,  approved  in another  Relevant  Member  State and  notified to the competent  authority in that Relevant  Member State,  all in accordance with the
Prospectus  Directive,  except that it may,  with effect from and  including the
Relevant  Implementation Date, make an offer of Securities to the public in that
Relevant Member State at any time:

     (i) to legal  entities  which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

     (ii) to any  legal  entity  which has two or more of (1) an  average  of at least 250 employees during the last financial year; (2) a total balance sheet of more  than  (euro)43,000,000  and  (3) an  annual  net  turnover  of  more  than
(euro)50,000,000, as shown in its last annual or consolidated accounts;

     (iii) to fewer than 100  natural or legal  persons  (other  than  qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant  Underwriter or  Underwriters  nominated by the Province for any such offer; or

     (iv)  in  any  other  circumstances  falling  within  Article  3(2)  of the
Prospectus Directive;

     provided that no such offer of Securities shall result in a requirement for the publication by the Province or the Underwriters of a prospectus  pursuant to
Article 3 of the Prospectus  Directive or a supplement to a prospectus  pursuant to Article 16 of the Prospectus Directive.

     For the purposes of this provision,  the expression an "offer of Securities to the public" in relation to any Securities in any Relevant  Member State means the communication in any form and by any means of sufficient  information on the terms of the offer and the  Securities to be offered so as to enable an investor to decide to purchase or subscribe the Securities,  as the same may be varied in that Member State by any measure  implementing the Prospectus  Directive in that
Member  State  and  the  expression   "Prospectus   Directive"  means  Directive
2003/71/EC  and  includes  any relevant  implementing  measure in each  Relevant
Member State.

     (b) United Kingdom. Each of the Underwriters,  on behalf of itself and each of  its  affiliates  that  participates  in  the  initial  distribution  of  the
Securities, represents and agrees that:

     (i) it has only  communicated  or caused to be  communicated  and will only communicate or cause to be communicated an invitation or inducement to engage in investment  activity  (within the meaning of Section 21 of the FSMA) received by it in connection  with the issue or sale of the Securities in  circumstances  in which Section 21(1) of the FSMA does not apply to the Province; and

     (ii) it has complied and will comply with all applicable  provisions of the
FSMA with respect to anything done by it in relation to the  Securities in, from or otherwise involving the United Kingdom.

     (c) Japan.  The Securities  have not been and will not be registered  under the  Financial  Instruments  and Exchange  Law of Japan (Law No. 25 of 1948,  as
amended) and, accordingly, the Underwriters, on behalf of themselves and each of their respective affiliates that participates in the initial distribution of the
Securities, each undertake that they have not offered or sold and will not offer or sell any  Securities,  directly  or  indirectly,  in Japan or to,  or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly,  in Japan or to or for the benefit of any Japanese  Person except pursuant to an exemption  from the  registration  requirements  of the Financial
Instruments  and  Exchange Law of Japan (Law No. 25 of 1948,  as  amended),  and under  circumstances  which will result in compliance with all applicable  laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory  authorities  and in effect at the relevant time. For the purposes of this  paragraph,  "Japanese  Person"  shall mean any person  resident  in Japan, including any corporation or other entity  organized under the laws of Japan. As part  of  the  offering  of the  Securities,  the  Underwriters  may  offer  the
Securities  in Japan to a list of 49 offerees in  accordance  with this  Section
6(c).

     (d) Hong Kong.  Each of the  Underwriters,  on behalf of itself and each of its affiliates that participates in the initial  distribution of the Securities, represents  and agrees that (1) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document,  any  Securities  other than (i) to
"professional  investors"  within the  meaning  of the  Securities  and  Futures
Ordinance  (Cap.  571) of Hong Kong  ("SFO") and any rule made under the SFO, or
(ii)  in  other  circumstances  which  do not  result  in the  document  being a
"prospectus"  within the meaning of the Companies  Ordinance  (Cap.  32) of Hong
Kong or which do not  constitute  an offer to the public  within the  meaning of that  Ordinance;  and (2) it has not  issued  or had in its  possession  for the purposes of issue, and will not issue or have in its possession for the purposes of issue,  whether in Hong Kong or elsewhere,  any advertisement,  invitation or document  relating to the  Securities,  which is directed at, or the contents of which are likely to be accessed  or read by, the public in Hong Kong  (except if permitted  to do so under the  securities  laws of Hong  Kong)  other  than with respect to  Securities  which are  intended  to be  disposed  of only to persons outside Hong Kong or only "professional investors" within the meaning of the SFO and any rules made thereunder.

     (e) Switzerland.  Each of the Underwriters, on behalf of itself and each of its affiliates that participates in the initial  distribution of the Securities, represents and undertakes  that it has not offered or sold and will not offer or sell any Securities,  directly or indirectly,  in or from Switzerland other than to a limited group of persons  pursuant to article  652a(2) of the Swiss Code of
Obligations.

     (f) Sale and Distribution.  In addition to the provisions of Sections 6(a),
(b), (c), (d) and (e) above, each of the  Underwriters,  on behalf of itself and each of its respective  affiliates that participates in the initial distribution of the  Securities,  represents to and agrees with the Province that it and each of its respective affiliates (i) has not offered, sold or delivered and will not offer,  sell or  deliver,  directly  or  indirectly,  any of the  Securities  or distribute the Basic Prospectus,  any Preliminary  Final  Prospectus,  the Final
Prospectus, the Time of Sale Information,  any "free writing prospectus", or any other offering material relating to the Securities,  in or from any jurisdiction except under  circumstances  that will, to the best of its knowledge and belief, after  reasonable  investigation,  result in compliance with the applicable laws and  regulations  thereof  and which  will not  impose  any  obligations  on the
Province except as contained in this  Agreement,  and (ii)  notwithstanding  the foregoing  clause (i), will not distribute any Preliminary  Final  Prospectus or the other Time of Sale Information outside the United States.

     (g)  Authorizations.  Without prejudice to the provisions of Sections 6(a),
(b), (c), (d), (e) and (f) and except for the  qualification  of the  Securities for offer and sale and the  determination  of their  eligibility  for investment
under   the   applicable   securities   laws  of  such   jurisdictions   as  the
Representatives  may designate pursuant to Section  5(a)(vii),  and the approval and  publication  of the UKLA  Prospectus  and any  arrangements  under  Section
5(a)(viii),  the  Province  shall  not  have  any  responsibility  for,  and the
Underwriters  agree with the Province that the Underwriters and their respective affiliates will obtain, any consent,  approval or authorization required by them for the  subscription,  offer, sale or delivery by them of any of the Securities under the laws and  regulations in force in any  jurisdiction  to which they are subject or in or from which they make such subscription, offer, sale or delivery of any of the Securities.

     7.  Conditions to the Obligations of the  Underwriters.  The obligations of the  Underwriters to purchase the Securities shall be subject to the accuracy of the  representations and warranties on the part of the Province contained herein as of the date hereof,  as of the date of the  effectiveness of any amendment to the Registration Statement filed prior to the Closing Date (including the filing of any document  incorporated by reference  therein) and as of the Closing Date, to the  accuracy of the  statements  of the  Province  made in any  certificates pursuant to the  provisions  hereof,  to the  performance by the Province of its obligations hereunder and to the following additional conditions:

     (a)  No  stop  order  suspending  the  effectiveness  of  the  Registration
Statement,  as  amended  from  time to  time,  shall  have  been  issued  and no proceedings for that purpose shall have been  instituted or threatened;  and the
Final  Prospectus  shall have been filed with the SEC  pursuant  to Rule 424 not later than 5:00 P.M.,  New York City time, on the second  business day following the date hereof or  transmitted  by a means  reasonably  calculated to result in filing with the SEC by such date;  and each Issuer Free Writing  Prospectus,  to the extent  required by Rule 433 under the U.S.  Securities Act, shall have been filed with the SEC under the U.S. Securities Act.

     (b) The Province shall have furnished to the Representatives,  on behalf of the  Underwriters,  on or prior to the Closing Date, a written opinion dated the
Closing Date of the Deputy Attorney General,  Assistant Deputy Attorney General,
Acting Assistant Deputy Attorney General of the Province or any solicitor who is an employee of the Crown and seconded to the Legal Services Branch,  Ministry of
Finance and  Ministry of Revenue,  addressed  to the  Minister of Finance of the
Province  to the  effect  that,  based on the  assumptions  and  subject  to the qualifications set forth therein:

     (i) this Agreement has been duly authorized,  executed and delivered by the
Province in accordance  with the laws of the Province and the Order or Orders of the Lieutenant Governor in Council applicable thereto,  and constitutes a legal, valid and binding  agreement of the Province  enforceable in accordance with its terms;

     (ii) the Fiscal  Agency  Agreement has been duly  authorized,  executed and delivered  by the Province in  accordance  with the laws of the Province and the
Order or Orders of the Lieutenant Governor in Council applicable  thereto,  and, assuming due execution  and delivery by the Fiscal  Agent,  constitutes a legal, valid and binding  agreement of the Province  enforceable in accordance with its terms;

     (iii) the Securities  have been duly  authorized and the Global  Securities have been duly  executed  by the  Province  in  accordance  with the laws of the
Province  and  the  Order  or  Orders  of the  Lieutenant  Governor  in  Council
applicable thereto, and, when authenticated in accordance with the provisions of the Fiscal Agency  Agreement  and delivered to and paid for by the  Underwriters pursuant to this Agreement, will constitute legal, valid and binding obligations of the Province, enforceable in accordance with their terms;

     (iv) the  statements  in the  Preliminary  Final  Prospectus  and the Final
Prospectus  under the  headings  "Description  of Debt  Securities  and Warrants
—  Canadian  Income  Tax  Considerations"  and  "Taxation  —  Canadian
Taxation" are accurate in all material  respects  subject to the  qualifications therein stated;

     (v) the payment of principal of and  interest on the  Securities  will be a charge on and payable out of the  Consolidated  Revenue  Fund of the Province of
Ontario (as defined in the Financial Administration Act (Ontario));

     (vi)  no  authorization,   consent,  waiver  or  approval  of,  or  filing,
registration, qualification or recording with, any governmental authority of the
Province of Ontario or of Canada is required in connection  with the  execution, delivery and  performance by the Province of this Agreement or the Fiscal Agency
Agreement  or  the  sale  of  the  Securities  by the  Province  in  the  manner contemplated in this Agreement and the Final Prospectus, except for the Order or
Orders of the Lieutenant Governor in Council and an approval under section 28 of the Financial Administration Act (Ontario), which have been obtained;

     (vii) no stamp or other  similar duty or levy is payable  under the laws of the  Province  of Ontario or the laws of Canada  applicable  in the  Province in connection with the execution,  delivery and performance by the Province of this
Agreement and the Fiscal Agency  Agreement,  or in connection with the issue and sale of the  Securities  by the  Province  in the  manner  contemplated  in this
Agreement, the Time of Sale Information and the Final Prospectus; and

     (viii) Her  Majesty the Queen in right of Ontario may be sued in the courts of the Province of Ontario with regard to any claims  arising out of or relating to the obligations of the Province under the Securities.  No law in the Province of Ontario  requires the consent of any public official or authority for suit to be brought or judgment to be obtained  against Her Majesty the Queen in right of
Ontario  arising out of or relating to the obligations of the Province under the
Securities,  though in certain  circumstances  prior notice and particulars of a claim  must be given to Her  Majesty  the Queen in right of  Ontario.  An amount payable by Her Majesty  the Queen in right of Ontario  under an order of a court of the  Province  of Ontario  that is final and not subject to appeal is payable out of the Consolidated  Revenue Fund of the Province of Ontario pursuant to the
Proceedings Against the Crown Act (Ontario).

     (c) The Representatives, on behalf of the Underwriters, shall have received on the Closing Date from Shearman & Sterling LLP,  United States  counsel to the
Province, favorable opinions dated the Closing Date to the effect that:

     (i) the statements in the Preliminary Final Prospectus,  read together with the  Time of Sale  Information,  and the  Final  Prospectus  under  the  caption
"Description  of  Bonds"  and  "Underwriting",  in each  case,  insofar  as such statements  constitute  summaries  of  documents  referred  to  therein,  fairly summarize in all material respects the documents referred to therein;

     (ii) the statements in the Preliminary Final Prospectus, read together with the  Time of Sale  Information,  and the  Final  Prospectus  under  the  caption
"Description  of Debt  Securities and Warrants  —  United States Income Tax
Considerations", as supplemented by "Taxation — United States Taxation", in each case,  insofar as such  statements  constitute  summaries of legal  matters referred to therein, fairly summarize in all material respects the legal matters referred to therein;

     (iii) the  statements in the  Preliminary  Final  Prospectus  and the Final
Prospectus under the caption "Taxation — United Kingdom Taxation",  insofar as such statements  purport to summarize certain tax laws of the United Kingdom, constitute a fair summary of the matters addressed therein;

     (iv) each of the Registration Statement and the Final Prospectus, excluding the  documents  incorporated  by  reference  therein,  and  any  supplements  or amendments  thereto (other than the financial  statements and other financial or statistical  data  contained  therein  or  omitted  therefrom,  as to which such counsel  need not express any opinion)  appears on its face to be  appropriately responsive in all material  respects to the requirements of the U.S.  Securities
Act and the applicable rules and regulations of the SEC thereunder; and

     (v) each of the  documents  incorporated  by reference  in the  Preliminary
Final Prospectus, read together with the Time of Sale Information, and the Final
Prospectus  (other  than  the  financial   statements  and  other  financial  or
statistical  data  contained  therein  or  omitted  therefrom,  as to which such counsel  need  express  no  opinion),  except to the extent  that any  statement therein is modified or superseded  in the  Preliminary  Final  Prospectus or the
Final Prospectus,  at the time it was filed with the SEC, appears on its face to be appropriately  responsive in all material respects to the requirements of the
U.S.  Exchange  Act  and  the  applicable  rules  and  regulations  of  the  SEC thereunder.

     Such counsel shall also state that although they have not verified, are not
passing  upon  and  do  not  assume  any   responsibility   for,  the  accuracy,
completeness  or  fairness  of the  statements  contained  in  the  Registration
Statement,  the Time of Sale Information or the Final Prospectus  (including the documents  incorporated  by  reference  therein),  such  counsel  has,  however, generally  reviewed and discussed such  statements with  representatives  of the
Ontario Financing  Authority and Ministry of Finance of the Province and, in the
course of such  review  and  discussion,  no facts  have come to such  counsel's attention which gives them reason to believe that (A) the Registration Statement
(including  the  documents  incorporated  by reference  therein,  other than the financial  statements and other financial or statistical data contained  therein or  omitted  therefrom,  as to which  such  counsel  has not been  requested  to comment),  as of the date of this Agreement,  contained an untrue statement of a material fact or omitted to state a material fact required to be stated  therein or necessary in order to make the  statements  therein not  misleading,  (B) the
Final  Prospectus  as amended or  supplemented,  if  applicable  (including  the documents incorporated by reference therein, other than the financial statements and other financial or statistical data contained therein or omitted  therefrom, as to which such counsel has not been  requested to comment),  as of the date of such Final Prospectus as amended or supplemented,  if applicable, or the Closing
Date, contained or contains an untrue statement of a material fact or omitted or omits to  state a  material  fact  necessary  in  order  to make the  statements therein,  in the light of the  circumstances  under  which they were  made,  not misleading or (C) the Time of Sale Information,  at the Time of Sale (which such counsel may assume to be the date of the Underwriting Agreement) (other than the financial  statements and other financial or statistical data contained  therein or  omitted  therefrom,  as to which  such  counsel  has not been  requested  to comment),  contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements  therein, in the light of the circumstances under which they were made, not misleading.

     In  giving  such  opinions,  such  counsel  may rely,  without  independent investigation,  as to matters  relating to the federal law of Canada or the laws of the  Province of  Ontario,  on the  opinion of the Deputy  Attorney  General,
Assistant Deputy Attorney  General,  Acting Assistant Deputy Attorney General of
the  Province or any  solicitor  who is an employee of the Crown and seconded to the Legal Services Branch, Ministry of Finance and Ministry of Revenue, rendered pursuant to Section 7(b) hereof.

     (d) The Representatives, on behalf of the Underwriters, shall have received on the Closing Date from Davis Polk & Wardwell,  United  States  counsel for the
Underwriters,  and Stikeman Elliott LLP,  Canadian counsel for the Underwriters, favorable  opinions  dated the Closing  Date as to the form and  validity of the
Securities and as to the proceedings  and other related matters  incident to the
issuance   and  sale  of  the   Securities   on  the  Closing   Date,   and  the
Representatives,  on behalf of the  Underwriters,  shall  have  received  on the
Closing  Date from Davis Polk & Wardwell a favorable  opinion  dated the Closing
Date with respect to the  Registration  Statement,  the Time of Sale Information
and the Final  Prospectus and other related matters as the  Representatives  may reasonably require. In giving their opinion, Davis Polk & Wardwell may rely upon the opinion of Stikeman Elliott LLP as to matters of Canadian and Ontario law.

     (e) The Province shall have furnished to the Representatives,  on behalf of the Underwriters,  on the Closing Date a certificate of the Province,  signed by the duly  authorized  officer of the  Province  (who may rely as to  proceedings pending or contemplated upon the best of his knowledge), dated the Closing Date, to the effect that:

     (i) the  representations  and  warranties of the Province in this Agreement are true and correct in all material respects on and as of the Closing Date with the same effect as if made on the Closing  Date and the  Province  has  complied with all the  agreements  and  satisfied  all the  conditions  on its part to be performed or satisfied at or prior to the Closing Date;

     (ii)  no  stop  order  suspending  the  effectiveness  of the  Registration
Statement,  as amended, has been issued and no proceedings for that purpose have been instituted or, to the Province's knowledge, threatened; and

     (iii) there has been no material adverse change in the financial,  economic or political  conditions of the Province from those set forth in or contemplated by the  Registration  Statement,  the  Time of Sale  Information  and the  Final
Prospectus other than changes arising in the ordinary and normal course.

     (f)  Subsequent to the  execution of this  Agreement and on or prior to the
Closing  Date,  there shall not have been any  decrease in the ratings of any of the  Province's  long-term  debt  securities  by  Moody's  Investors  Service or
Standard & Poor's, a division of The McGraw-Hill Companies, Inc.

     (g) Prior to the Closing  Date,  the Province  shall have  furnished to the
Representatives  such further  information,  certificates  and  documents as the
Representatives may reasonably request.

     If any of the  conditions  specified  in this Section 7 shall not have been fulfilled in all material respects when and as provided in this Agreement, or if any of the  opinions  and  certificates  mentioned  above or  elsewhere  in this
Agreement shall not be in all material respects reasonably  satisfactory in form and substance to the Representatives,  this Agreement and all obligations of the
Underwriters hereunder may be cancelled at, or at any time prior to, the Closing
Date by the  Representatives.  Notice of such cancellation shall be given to the
Province in writing or by telephone or  facsimile  transmission,  in either case confirmed in writing.

     8. Stabilization and Over-allotment. The Underwriters (or persons acting on their behalf) may over-allot  Securities or effect  transactions  with a view to supporting  the market price of the Securities at a level higher than that which might otherwise prevail. Any stabilization action may begin on or after the date on which  adequate  public  disclosure of the terms of the offer of the relevant
Securities is made and, if begun,  may be ended at any time,  but it must end no later than the earlier of 30 days after the date on which the Province  received the  proceeds of the issue,  and 60 days after the date of the  allotment of the
Securities.  Any over-allotment or stabilization transaction by the Underwriters in connection with the  distribution of the Securities shall be effected by them on their own  behalf  and not as agents  of the  Province,  and any gain or loss arising therefrom shall be for their own account.  The Underwriters  acknowledge that the Province has not been  authorized to issue  Securities in excess of the principal  amount  set  forth  in  Schedule  I  hereto.  The  Underwriters  also acknowledge  that  the  Province  has not  authorized  the  carrying  out by the
Underwriters  of  stabilization  transactions  other  than  in  conformity  with applicable laws and rules,  including  those made pursuant to applicable  United
Kingdom   legislation  and  Regulation  M  under  the  U.S.   Exchange  Act  (if
applicable).  The  Province  authorises  the  Underwriters  to make such  public disclosure of information relating to stabilization as is required by applicable law, regulation and guidance.

     9. Indemnification and Contribution.

     (a) The Province agrees to indemnify and hold harmless each Underwriter and each of its affiliates  that  participates  in the initial  distribution  of the
Securities  and each person who controls any  Underwriter  or any such affiliate within the meaning of either the U.S.  Securities  Act or the U.S.  Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the laws of any jurisdiction, including but not limited to the U.S.  Securities Act, the U.S.  Exchange Act or
other United States Federal or state statutory law or regulation,  at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in  respect  thereof)  arise out of or are based upon any  untrue  statement  or alleged  untrue  statement  of a material  fact  contained  in the  Registration
Statement for the  registration of the Securities as originally  filed or in any amendment thereof,  including all documents incorporated by reference, or in the
Basic  Prospectus,  any Preliminary  Final  Prospectus,  any Issuer Free Writing
Prospectus,  any Time of Sale  Information  or the Final  Prospectus,  or in any
amendment thereof or supplement  thereto,  or arise out of or are based upon the omission or alleged  omission to state  therein a material  fact  required to be stated therein or necessary to make the statements  therein not misleading,  and agrees to reimburse,  as incurred, each such indemnified party, for any legal or other expenses  reasonably  incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided,  however, that (i) the Province will not be liable in any such case to the extent that any such loss,  claim,  damage or liability  arises out of or is based upon any such untrue  statement or alleged  untrue  statement or omission or alleged  omission made  therein  in  reliance  upon and in  conformity  with  written  information furnished  to the  Province  by or on  behalf  of any  Underwriter  through  the
Representatives  specifically for use in connection with the preparation thereof and (ii) such indemnity with respect to the Basic  Prospectus,  any  Preliminary
Final  Prospectus,  any  Issuer  Free  Writing  Prospectus  or any  Time of Sale
Information  shall not enure to the  benefit  of any  Underwriter  or  affiliate thereof (or any person  controlling  any Underwriter or affiliate) from whom the person  asserting  any such  loss,  claim,  damage or  liability  purchased  the
Securities which are the subject thereof if such person did not receive the Time of Sale  Information  at or prior to the sale of such  Securities to such person and the untrue  statement or omission of a material fact  contained in the Basic
Prospectus,  any  Preliminary  Final  Prospectus  or  any  Issuer  Free  Writing
Prospectus  was  corrected  in the  Time of  Sale  Information.  This  indemnity agreement will be in addition to any liability  which the Province may otherwise have.

     (b) Each  Underwriter,  severally and not jointly,  agrees to indemnify and hold harmless the Province:

     (i) to the same extent as the foregoing indemnity from the Province to such
Underwriter, but only to the extent that such untrue statement or alleged untrue statement  or omission  or alleged  omission  was made in  reliance  upon and in conformity with written information furnished to the Province by or on behalf of such  Underwriter  through  the  Representatives  specifically  for  use  in the preparation of the documents referred to in the foregoing indemnity;

     (ii) against any and all losses, claims,  damages or liabilities,  joint or several,  to  which  the  Province  may  become  subject  under  the laws of any jurisdiction,  including  but not limited to the U.S.  Securities  Act, the U.S.
Exchange  Act  or  other  United  States  Federal  or  state  statutory  law  or regulation, at common law or otherwise,  insofar as such losses, claims, damages or  liabilities  (or actions in respect  thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any document  prepared by such  Underwriter  and distributed by it in connection with the offering of the Securities, including any "free writing prospectus", or which arise out of or are based upon the  omission or alleged  omission to state therein a material fact necessary to make the statements therein not misleading, and  which  statement  or  omission  is  not  contained  in  the  Time  of  Sale
Information, the Final Prospectus or the agreed press releases; and

     (iii) against any and all losses, claims, damages or liabilities,  joint or several,  to  which  the  Province  may  become  subject  arising  out  of or in connection with a breach by such Underwriter (or its affiliates that participate in the initial distribution of the Securities) of any representation, or failure to perform or observe any agreement, contained in Section 6 of this Agreement.

     Each  Underwriter,  severally  and not  jointly,  agrees to  reimburse,  as incurred,  any legal or other  expenses  reasonably  incurred by the Province in connection  with  investigating  or  defending  any such  loss,  claim,  damage, liability  or action  referred to in clauses  (i),  (ii) and (iii)  above.  This indemnity  agreement will be in addition to any liability  which any Underwriter may otherwise  have. The Province  acknowledges,  for the purposes of clause (i)
above,  that the statements set forth under the heading  "Underwriting"  (except for the statements in the paragraphs relating to the European Economic Area, the
FSMA and the securities laws of Japan and Hong Kong and the sentence relating to stamp taxes and other charges and expenses of the  offering) in any  Preliminary
Final  Prospectus  or the  Final  Prospectus  constitute  the  only  information furnished in writing by or on behalf of the Underwriters for inclusion in any of the  documents  referred to in the  foregoing  indemnity,  and the  Underwriters confirm that such statements are correct;  provided that such acknowledgement by the Province  does not extend to any "free  writing  prospectus"  other than the
Issuer Free Writing Prospectus in the form of Schedule I hereto.

     (c) Each of the Province and the  Underwriters  agree that the Underwriters shall have and hold the covenants of the Province contained in this Section 9 in respect  of  the  Underwriters'  controlling  persons  (as  defined  above)  and affiliates in trust for the benefit of their controlling persons and affiliates.
The  Underwriters  agree to accept the trusts in this paragraph (c) declared and provided for and agree to enforce those covenants on behalf of such persons.

     (d) Promptly after receipt by an indemnified  party under this Section 9 of notice of the  commencement  of any action,  such  indemnified  party will, if a claim in respect thereof is to be made against the indemnifying party under this
Section 9, notify the indemnifying party in writing of the commencement thereof;
but the  omission so to notify the  indemnifying  party will not relieve it from any liability  which it may have to any  indemnified  party otherwise than under this Section 9.

     In case any such action is brought  against any indemnified  party,  and it notifies the indemnifying  party of the commencement  thereof,  the indemnifying party will be entitled to appoint counsel satisfactory to such indemnified party to represent the indemnified party in such action;  provided,  however,  that if the  defendants in any such action  include both the  indemnified  party and the indemnifying  party and the indemnified  party shall have  reasonably  concluded that  there  may be legal  defenses  available  to it and/or  other  indemnified parties  which  are  different  from or  additional  to those  available  to the indemnifying  party,  the  indemnified  party or parties shall have the right to select  separate  counsel to defend  such  action on behalf of such  indemnified party or parties.  An  indemnifying  party will not,  without the prior  written consent of the  indemnified  parties  (which  consent shall not be  unreasonably withheld  or  delayed),  settle or  compromise  or  consent  to the entry of any judgment  with  respect to any  pending or  threatened  claim,  action,  suit or proceeding in respect of which  indemnification  or  contribution  may be sought hereunder  (whether  or not the  indemnified  parties  are  actual or  potential parties to such claim or action) unless such  settlement,  compromise or consent includes an unconditional  release of each indemnified  party from all liability arising out of such claim,  action, suit or proceeding.  In order to be entitled to an indemnity with respect to a claim  hereunder,  an  indemnified  party will not,  without  the prior  written  consent of the  indemnifying  parties  (which consent shall not be unreasonably withheld or delayed),  settle or compromise or consent to the entry of any judgment  with respect to such pending or threatened claim,  action,  suit or  proceeding  in  respect  of which  indemnification  or contribution  may be sought hereunder  (whether or not the indemnifying  parties are actual or potential parties to such claim or action).

     Upon  receipt of notice  from the  indemnifying  party to such  indemnified party of its  election so to appoint  counsel to defend such action and approval by the indemnified  party of such counsel,  the  indemnifying  party will not be liable to such  indemnified  party  under this  Section 9 for any legal or other expenses  subsequently incurred by such indemnified party in connection with the defense thereof unless:

     (i)  the  indemnified   party  shall  have  employed  separate  counsel  in
accordance  with  the  proviso  to the  first  sentence  of the  next  preceding paragraph (it being understood,  however,  that the indemnifying party shall not be liable for the  expenses of more than one separate  counsel,  approved by the
Representatives in the case of paragraph (a) of this Section 9, representing the indemnified parties under such paragraph (a) who are parties to such action),

     (ii) the  indemnifying  party shall not have  employed  counsel  reasonably satisfactory to the indemnified  party to represent the indemnified party within a reasonable time after notice of commencement of the action, or

     (iii) the  indemnifying  party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party; and except that, if clause (i) or (iii) is applicable, such liability shall be only in respect of the counsel referred to in such clause (i) or (iii).

     (e)  In  order  to  provide  for  just  and   equitable   contribution   in
circumstances in which the indemnification provided for in paragraph (a) of this
Section 9 is due in  accordance  with its terms but is for any reason  held by a court to be unavailable from the Province on grounds of policy or otherwise, the
Province and the Underwriters shall contribute to the aggregate losses,  claims, damages and liabilities  (including legal or other expenses  reasonably incurred in connection  with  investigating  or defending same) to which the Province and the  Underwriters may be subject in such proportion so that the Underwriters are responsible for that portion represented by the percentage that the underwriting discount  specified in Schedule II hereto bears to the public  offering price of the  Securities  specified in Schedule I hereto and the Province is  responsible for the balance; provided, however, that (a) in no case shall any Underwriter be responsible for any amount in excess of the underwriting  discount applicable to the Securities purchased by such Underwriter  hereunder and (b) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S.
Securities  Act) shall be entitled to  contribution  from any person who was not guilty of such  fraudulent  misrepresentation.  For  purposes of this Section 9, each  person  who  controls  an  Underwriter  within  the  meaning  of the  U.S.
Securities Act shall have the same rights to contribution  as the  Underwriters, and each  person  who  controls  the  Province  within  the  meaning of the U.S.
Securities  Act and each  official  of the  Province  who shall have  signed the
Registration  Statement  shall  have  the same  rights  to  contribution  as the
Province.  Any party entitled to  contribution  will,  promptly after receipt of notice of commencement of any action,  suit or proceeding  against such party in respect of which a claim for  contribution  may be made against another party or parties  under this  paragraph  (e),  notify  such  party or  parties  from whom contribution may be sought,  but the omission to so notify such party or parties shall not relieve the party or parties from whom contribution may be sought from any other  obligation it or they may have hereunder or otherwise than under this paragraph (e).

     10. Default by an Underwriter.  If any one or more Underwriters  shall fail to purchase  and pay for any of the  Securities  agreed to be  purchased by such
Underwriter  or  Underwriters  hereunder  and such  failure  to  purchase  shall constitute a default in the performance of its or their  obligations  under this
Agreement,  the remaining  Underwriters shall be obligated  severally to take up and pay for (in the  respective  proportions  which the amount of Securities set forth opposite  their names in Schedule II hereto bears to the aggregate  amount of Securities  set forth  opposite the names of all the remaining  Underwriters)
the Securities  which the  defaulting  Underwriter  or  Underwriters  agreed but failed to  purchase;  provided,  however,  that in the event that the  aggregate amount of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase  shall exceed 10% of the aggregate  amount of Securities  set forth in Schedule II hereto, the remaining  Underwriters shall have the right to purchase  all,  but shall not be under any  obligation  to purchase  any, of the
Securities,  and if such  nondefaulting  Underwriters  do not  purchase  all the
Securities, this Agreement will terminate without liability to any nondefaulting
Underwriter or the Province. In the event of a default by any Underwriter as set forth in this Section 10, the Closing  Date shall be postponed  for such period, not exceeding seven days, as the  Representatives  shall determine in order that the required changes in the  Registration  Statement and the Final Prospectus or
in any other documents or  arrangements  may be effected.  Nothing  contained in this  Agreement  shall relieve any defaulting  Underwriter of its liability,  if any, to the Province and any nondefaulting Underwriter for damages occasioned by its default hereunder.

     11.  Termination.  This  Agreement  shall be subject to  termination in the absolute discretion of the  Representatives or the Province,  by notice given to the Province or the  Representatives,  as the case may be, prior to delivery and payment for the  Securities,  if prior to that time,  there shall have  occurred such a change in  national or  international  financial,  political  or economic conditions  or  currency  exchange  rates or  exchange  controls  which,  in the reasonable judgment of the Representatives or the Province,  as the case may be, is material and adverse and such changes, singly or together with any other such change,  makes it, in the  reasonable  judgment  of the  Representatives  or the
Province,  as the case may be,  impracticable  to market the  Securities  on the terms and in the  manner  contemplated  in the Time of Sale  Information  or the
Final  Prospectus.  Notwithstanding  any such  termination,  the  provisions  of
Sections 9, 12, and 15 hereof shall remain in effect.

     12.  Representations and Indemnities to Survive. The respective agreements, representations,  warranties,  indemnities and other  statements of the Province and of the  Underwriters  set forth in or made pursuant to this  Agreement  will remain in full force and effect,  regardless of any investigation  made by or on behalf of the Underwriters or the Province or any of the officers,  directors or controlling  persons referred to in Section 9 hereof,  and will survive delivery of and payment for the Securities.

     13. Notices. All communications  hereunder will be in writing and effective only  on  receipt,  and,  if  sent  to  the  Representatives  on  behalf  of the
Underwriters, will be mailed, delivered, telecopied or telegraphed and confirmed to them care of The Toronto-Dominion  Bank, Triton Court, 14-18 Finsbury Square,
London,  UK,  EC2A 1DB (Fax No.  +44 207 628 1054) or, if sent to the  Province, will be mailed,  delivered,  telecopied or telegraphed  and confirmed at Ontario
Financing Authority,  One Dundas Street West, Suite 1400, Toronto,  Ontario, M5G
1Z3, attention:  Director, Capital Markets Operations, Capital Markets Division,
Ontario Financing Authority (Telecopier No. (416) 325-8111).

     14. Successors and Assigns. This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns  and the  officials  and  controlling  persons  referred to in Section 9 hereof, and no other person will have any right or obligation hereunder. Neither this  Agreement nor any interest or obligation in or under this Agreement may be assigned by the  Underwriters  without the prior written consent of the Province or by the Province without the prior written consent of the  Representatives  on behalf of the Underwriters.

     15.  Governing  Law.  This  Agreement  will be governed by and construed in accordance  with the laws of the  Province of Ontario  and the  federal  laws of
Canada applicable in the Province of Ontario.

     16.   Counterparts.   This  Agreement  may  be  executed  in  one  or  more
counterparts  (including  counterparts  by facsimile) and when a counterpart has been executed by each party hereto all such  counterparts  taken  together shall constitute one and the same agreement.

     17.  Advertisements.  All  advertisements of the issue of the Securities or publication  of such formal  notice as may be required by the rules of the Stock
Exchange in connection  with the listing of the securities on the Stock Exchange shall be published in a form or forms and manner to which the Province  consents in writing  prior to the date of  publication.  The  Province  may  withhold its consent  in  its  discretion  regarding  the  use  of any  symbol  in  any  such advertisement and the publication in which such advertisement is to appear.

     18. Time of the Essence. Time shall be of the essence in this Agreement.

     19.  Representation  of  Underwriters.   In  all  dealings  hereunder,  the
Representatives  shall,  and have all  necessary  authority to, act on behalf of each of the  Underwriters,  and the  Province  shall be entitled to act and rely upon any statement,  request,  notice or agreement given by the Representatives, jointly or individually, on behalf of any of the Underwriters.

     If the foregoing is in accordance with your understanding of our agreement, please  sign and return to us the  enclosed  duplicate  hereof,  whereupon  this letter  and your  acceptance  shall  represent  a  binding  agreement  among the
Province and the Underwriters.

                                 Very truly yours,
                                 Province of Ontario

                                 By:         /S/ Irene Stich
                                 -----------------------------------------------
                                 Name:           Irene Stich
                                 Title:          Director
                                                 Capital Markets Operations
                                                 Capital Markets Division
                                                 Ontario Financing Authority

The foregoing Agreement is hereby confirmed and accepted as of the date first above written.

The Toronto-Dominion Bank

By:      /S/ Mordecai Jungreis
------------------------------
         Authorized Signatory

Name:    Mordecai Jungreis
     -------------------------
Title:   Managing Director

J.P. Morgan Securities Ltd.

By:      /S/ K. Mehta
   ---------------------------
         Authorized Signatory

Name:    K. Mehta
     -------------------------
Title:   Vice President

J.P. Morgan Securities Ltd. for itself, The Toronto-Dominion Bank for itself and on behalf of HSBC Securities (USA) Inc. and the several Underwriters.

                                   SCHEDULE I

Final Term Sheet

           Issuer:                              Province of Ontario

           Expected Ratings:                    Moody's Aa1; S&P AA; DBRS AA

           Title:                               2.625% Bonds due 20 January 2012

           Aggregate Principal Amount:          U.S.$ 2,000,000,000

           Denominations:                       U.S.$5,000 and integral multiples of U.S.$1,000 for amounts in excess of U.S.$5,000

           Trade Date:                          13 January 2009

           Settlement Date:                     21 January 2009

           Maturity:                            20 January 2012

           Interest Payment Dates:              20  January  and 20 July of each  year,  commencing  with a short  first  coupon payable on 20 July 2009. Interest will accrue from 21 January 2009.

           Spread to Treasury:                  CT3 + 155.5 basis points

           Benchmark Treasury:                  UST 1.125% January 15, 2012

           Treasury Spot/Yield:                 1.09%

           Yield to Maturity:                   2.645% semi-annual

           Interest Rate:                       2.625%

           Public Offering Price:               99.943% plus accrued  interest from 21 January 2009 if  settlement  occurs after that date

           Day Count Convention:                30/360

           Underwriters:                        HSBC Securities (USA) Inc.
                                                J.P. Morgan Securities Ltd.
                                                The Toronto-Dominion Bank
                                                CIBC World Markets Corp.
                                                National Bank Financial Inc.
                                                RBC Capital Markets Corporation
                                                Scotia Capital (USA) Inc.
                                                Bank of Montreal, London Branch
                                                Barclays Capital Inc.
                                                BNP Paribas Securities Corp.
                                                Citigroup Global Markets Inc.
                                                Credit Suisse Securities (Europe) Limited
                                                Deutsche Bank Securities Inc.
                                                Merrill Lynch International
                                                UBS Securities LLC

           Prospectus and Prospectus            Prospectus dated as of June 12, 2008 and a Preliminary Prospectus Supplement:
                                                Supplement dated as of January 12, 2009
                                                http://idea.sec.gov/Archives/edgar/data/74615/000090956709000025/o42202e424b2.htm

           CUSIP# / ISIN#:                      683234 B31/ US683234B319

           Listing:                             Admission to the United Kingdom Listing Authority's Official List and to trading on the London Stock Exchange plc's regulated  market may be completed  following settlement on a best efforts basis.

           Legends:                             The Issuer has filed a registration  statement (including a prospectus) with the
                                                SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that  registration  statement and other  documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the
                                                SEC Web site at www.sec.gov.  Alternatively,  the Issuer, any underwriter or any dealer  participating in the offering will arrange to send you the prospectus if you request it by calling TD Securities toll-free at 1-800-263-5292, JPMorgan at
                                                1-212-834-4533 or HSBC at 1-866-811-8049.

           European Economic Area Legends:      If and to the extent that this  announcement is communicated in, or the offer of the bonds to which it relates  is made in, any  European  Economic  Area  Member
                                                State that has implemented Directive  (2003/71/EC) (the "Prospectus  Directive")
                                                (other than the United  Kingdom,  once the UKLA  Prospectus as defined below has been approved by the Financial  Services  Authority),  this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified  investors within the meaning of the Prospectus  Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State.

                                                This  document  does not  constitute  or form part of any offer or invitation to sell  these  bonds and is not  soliciting  any  offer to buy these  bonds in any jurisdiction  where such offer or sale is not  permitted.  This document is, for the purposes of Article 15 of the Prospectus Directive,  not a prospectus but an advertisement,  and investors in the European Economic Area should not subscribe for or purchase these bonds once admitted to trading on the regulated  market of the London  Stock  Exchange plc except on the basis of  information  in the UKLA
                                                Prospectus (as defined below).  The Province intends to file a single prospectus
                                                (the "UKLA Prospectus") pursuant to Section 5.3 of the Prospectus Directive with the Financial  Services  Authority in its capacity as competent  authority under the  Financial  Services  and Markets Act 2000,  as amended,  for the purpose of having  these bonds  admitted to trading on the  regulated  market of the London
                                                Stock  Exchange  plc as  soon as  possible  after  closing  of  this  issue.  In compliance with the Prospectus Directive,  the UKLA Prospectus will be published in due course,  subject to its approval by the United Kingdom Listing Authority, and  investors  will be able to  obtain a copy of the UKLA  Prospectus  from the office of the Province at the Ontario  Financing  Authority,  One Dundas  Street
                                                West, Suite 1400, Toronto, Ontario, Canada M5G 1Z3 and the United Kingdom paying agent, The Bank of New York Mellon, One Canada Square,  London E14 5AL, England.
                                                Investors  in the  European  Economic  Area should not  subscribe  for any bonds referred to in this advertisement except on the basis of information in the UKLA
                                                Prospectus.

           Swiss Legend:                        The  prospectus  dated  as of  June  12,  2008  and the  preliminary  prospectus supplement  dated as of January  12, 2009 and this  notice do not  constitute  a public offering  prospectus as that term is understood  pursuant to article 652a or 1156 of the Swiss Code of  Obligations.  The prospectus  dated as of June 12,
                                                2008 and the preliminary  prospectus supplement dated as of January 12, 2009 and this notice may not be issued,  circulated  or  distributed  or  otherwise  made publicly  available in or from  Switzerland  and are not intended as an offer or solicitation with respect to the purchase or sale of the bonds by the public.

           Other:                               ANY  DISCLAIMERS  OR OTHER  NOTICES THAT MAY APPEAR BELOW ARE NOT  APPLICABLE TO
                                                THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES
                                                WERE AUTOMATICALLY  GENERATED AS A RESULT OF THIS  COMMUNICATION  BEING SENT VIA
                                                BLOOMBERG OR ANOTHER EMAIL SYSTEM.

                                   SCHEDULE II

                                                                                                 Principal Amount
                                                                                                 of Securities to
         Underwriter                                                                                 be Purchased
         -----------                                                                                 ------------
         HSBC Securities (USA) Inc.                                                             U.S.$ 486,668,000
         J.P. Morgan Securities Ltd.                                                                  486,666,000
         The Toronto-Dominion Bank                                                                    486,666,000
         Scotia Capital (USA) Inc.                                                                    143,000,000
         RBC Capital Markets Corporation                                                               97,000,000
         CIBC World Markets Corp.                                                                      70,000,000
         National Bank Financial Inc.                                                                  70,000,000
         Bank of Montreal, London Branch                                                               20,000,000
         Barclays Capital Inc.                                                                         20,000,000
         BNP Paribas Securities Corp.                                                                  20,000,000
         Citigroup Global Markets Inc.                                                                 20,000,000
         Credit Suisse Securities (Europe) Limited                                                     20,000,000
         Deutsche Bank Securities Inc.                                                                 20,000,000
         Merrill Lynch International                                                                   20,000,000
         UBS Limited                                                                                   20,000,000
                  Total                                                                        U.S.$2,000,000,000
                                                                                               ==================

         Purchase Price (include                        99.793% plus accrued interest from
         accrued interest or amortization,              January 21, 2009 if settlement occurs
         if any, minus underwriting discount):          after that date

         Underwriting Discount:                         0.150%

                                                        OPINION OF THE LEGAL COUNSEL

[ONTARIO LOGO GRAPHIC OMITTED]

Ministry of the            Ministère du
Attorney General           Procureur général

Legal Services Branch      Direction des services juridiques
Ministry of Finance        Ministère des Finances
Ministry of Revenue        Ministère du Revenu

777 Bay Street             777 rue Bay
11th Floor                 11e étage
Toronto ON M5G 2C8         Toronto ON M5G 2C8

Telephone: (416) 325-0035  T&eacute;l&eacute;phone:   (416) 325-0035
Facsimile: (416) 325-1460  T&eacute;l&eacute;copieur: (416) 325-1460
Nicole.Symeonides@Ontario.ca

January 21, 2009

The Honourable Dwight Duncan
Minister of Finance
7 Queen's Park Crescent East
7th Floor, Frost Building South
Toronto, Ontario
M7A 1Y7

Dear Minister:

Subject:          Province of Ontario Issue of U.S. $2,000,000,000
                  2.625% Bonds due January 20, 2012
________________________________________________________________________________

     I am counsel to the Province of Ontario (the "Province") in connection with the issue of 2.625% Bonds due January 20, 2012 of the Province in the  aggregate principal amount of U.S.  $2,000,000,000 (the "Bonds") and the sale of the Bonds by the Province  pursuant to an  underwriting  agreement dated as of January 13,
2009, (the "Underwriting Agreement"),  between the Province and the Underwriters named therein.

     This  opinion  is  being  delivered  pursuant  to  paragraph  7(b)  of  the
Underwriting  Agreement.  Terms  used  but not  defined  herein  shall  have the meanings ascribed thereto in the Underwriting Agreement.

     I have examined originals or copies,  certified or otherwise  identified to my satisfaction, of the following:

(a)  the Underwriting Agreement;

(b)  a fiscal agency agreement dated as of January 21, 2009, (the "Fiscal Agency
     Agreement"),  between  the  Province  and  The  Bank  of New  York  Mellon,
     including the forms of global bonds appended thereto;

(c)  the  supplemented  form of prospectus of the Province,  including the Basic
     Prospectus as so supplemented  and the documents  incorporated by reference therein,  dated January 13, 2009,  relating to the offering and sale of the
     Bonds  (the  "Final  Prospectus"),  and the  preliminary  form of the Final
     Prospectus dated January 12, 2009 (the "Preliminary Final Prospectus");

(d)  the Financial Administration Act (Ontario);

(e)  the Capital Investment Plan Act, 1993 (Ontario);

(f)  the Legislation Act, 2006 (Ontario);

(g)  the Proceedings Against the Crown Act (Ontario);

(h)  the Currency Act (Canada);

(i)  a certified copy of the Order of the Lieutenant  Governor in Council of the
     Province of Ontario  numbered  O.C.  1502/2008  made on September  10, 2008 pursuant to the Financial Administration Act (Ontario) and a certified copy of the Order of the  Lieutenant  Governor  in  Council of the  Province  of
     Ontario  numbered  O.C.  1416/2008  made on August 12, 2008 pursuant to the
     Ontario Loan Act,  2008 and the  Financial  Administration  Act  (Ontario),
     (together  the "Orders in Council")  authorizing  the issue and sale of the
     Bonds;

(j)  a certificate  of the Province  dated January 21, 2009 as to the incumbency of certain representatives of the Province;

(k)  a  certificate  of the  Province  dated  January 21,  2009  relating to the borrowing authority remaining under the Orders in Council;

(l)  a  certificate  of the  Province  dated  January  21,  2009  related to the approval  required  under  section 28 of the Financial  Administration  Act
     (Ontario);

(m)  a  written  order  of  the  Province  to  the  Registrar  relating  to  the authentication and delivery of the Global Bonds (as such term is defined in the Fiscal Agency Agreement); and

(n)  the Global Bonds dated  January 21, 2009,  executed by and sealed on behalf of the Province.

     I have also examined such  certificates of public  officials and such other certificates, documents and records and such matters of law as I have considered necessary as a basis for or relevant to the opinions hereinafter expressed.

     For the  purposes  of this  opinion,  I have  assumed,  with  regard to all documents examined by me, the genuineness of all signatures, the authenticity of all  documents  submitted to me as  originals  and the  conformity  to authentic original  documents of all documents  submitted to me as  certified,  conformed, telecopies or photostatic  copies. I have also assumed,  for the purposes of the opinions  expressed in paragraphs 1 and 2 below,  the due execution and delivery of all agreements by the parties thereto other than the Province.

     This opinion is based upon  legislation as in effect on the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable in Ontario.  I have assumed that,  insofar as any obligation is to be performed in any  jurisdiction  outside  Ontario,  its  performance  will not be illegal or ineffective by virtue of the laws of that jurisdiction.

     I have also assumed  that,  for the  purposes of the opinions  expressed in paragraphs 1 and 6 below,  the  Underwriters,  and each of their affiliates that participate  in the initial  distribution  of the Bonds in Ontario,  will at all times  comply with the selling  restrictions  specified  in Section  6(e) of the
Underwriting  Agreement  as they  relate  to  Ontario  and  have  relied  on the undertaking of the Underwriters in this regard.

     The opinions  given in paragraphs 1, 2, 3, 5 and 8 below are subject to the following limitations and qualifications:

(A)  the  enforceability  of  Underwriting  Agreement  may be limited by general equitable principles;

(B)  the  availability of equitable  remedies is in the discretion of a court of competent jurisdiction (subject to further qualifications below);

(C)  pursuant to the Currency Act (Canada) a judgment by a court of the Province of Ontario must be awarded in Canadian  currency  and such  judgment may be based on a rate of  exchange  in  existence  on a day other than the day of payment;

(D)  a court of the  Province  of Ontario  may  refuse to  enforce  any right of indemnity or contribution  under the  Underwriting  Agreement to the extent such is found to be contrary to public  policy,  as that term is understood under the laws of the Province of Ontario and the laws of Canada applicable in Ontario; and

(E)  a court of the Province of Ontario may not against Her Majesty the Queen in right of Ontario:

     (i)   grant an injunction or make an order for specific performance,

     (ii)  make an order for  recovery or delivery of real or personal  property,
           or

     (iii) issue execution or attachment or process in the nature thereof, other than garnishment in certain limited circumstances.

     Subject to the foregoing, I am of the opinion that:

(1)  The Underwriting Agreement has been duly authorized, executed and delivered by the Province in accordance  with the laws of the Province and the Orders in Council and  constitutes  a legal,  valid and binding  agreement  of the
     Province enforceable in accordance with its terms.

(2)  The  Fiscal  Agency  Agreement  has  been  duly  authorized,  executed  and delivered by the Province in  accordance  with the laws of the Province and the Orders in Council and constitutes a legal,  valid and binding agreement of the Province enforceable in accordance with its terms.

(3)  The Bonds have been duly  authorized  and the  Global  Bonds have been duly executed  by and sealed on behalf of the  Province in  accordance  with the laws of the Province  and the Orders in Council and,  when the Global Bonds are  authenticated  in accordance  with the provisions of the Fiscal Agency
     Agreement and delivered  and paid for by the  Underwriters  pursuant to the
     Underwriting  Agreement,  they will  constitute  legal,  valid and  binding obligations of the Province, enforceable in accordance with their terms.

(4)  The statements in the Preliminary Final Prospectus and the Final Prospectus
     under the headings  "Description of Debt  Securities and  Warrants-Canadian
     Income Tax Considerations" and "Taxation- Canadian Taxation",  are accurate in all material respects, subject to the qualifications therein stated.

(5)  The payment of  principal  of and interest on the Bonds will be a charge on and payable out of the Consolidated Revenue Fund of the Province of Ontario
     (as defined in the Financial Administration Act (Ontario)).

(6)  No authorization,  consent, waiver or approval of, or filing, registration, qualification or recording with, any governmental authority of the Province of Ontario  or of Canada is  required  in  connection  with the  execution, delivery and performance by the Province of the Underwriting Agreement, the
     Fiscal  Agency  Agreement  or the sale of the Bonds by the  Province in the manner contemplated in the Underwriting Agreement and the Final Prospectus,
     except for the Orders in Council and the approval  under  section 28 of the
     Financial Administration Act (Ontario), which have been obtained.

(7)  No stamp or other  similar  duty or levy is  payable  under the laws of the
     Province  of Ontario or the laws of Canada  applicable  in the  Province in connection with the execution,  delivery and performance by the Province of the  Underwriting  Agreement,  the Fiscal Agency Agreement or in connection with  the  issue  and  sale of the  Bonds  by the  Province  in the  manner contemplated in the  Underwriting  Agreement,  the Time of Sale Information
     and the Final Prospectus.

(8)  Her  Majesty the Queen in right of Ontario may be sued in the courts of the
     Province of Ontario with regard to any claims arising out of or relating to the  obligations of the Province under the Bonds. No law in the Province of
     Ontario  requires the consent of any public  official or authority for suit to be brought or judgment  to be obtained  against Her Majesty the Queen in right of Ontario  arising  out of or  relating  to the  obligations  of the
     Province under the Bonds, though in certain  circumstances prior notice and particulars  of a claim must be given to Her  Majesty the Queen in right of
     Ontario.  An amount  payable by Her  Majesty  the Queen in right of Ontario under an order of a court of the  Province of Ontario that is final and not subject to appeal is payable out of the  Consolidated  Revenue  Fund of the
     Province  of Ontario  pursuant  to the  Proceedings  Against  the Crown Act
     (Ontario).

     By reason of the matters  aforesaid,  I hereby advise that each of the said
Bonds of the Province is not  inconsistent  with any  overriding law in force in the  Province  and that there is no  requirement  of the law  applicable  in the
Province which has not been met or fulfilled.

     This opinion may be delivered to the  Underwriters  who may rely thereon in connection with the transactions  contemplated under the Underwriting  Agreement to the same extent as if such opinion were addressed to them. In this regard,  I wish to call to the attention of the Underwriters  that,  pursuant to section 43 of the Financial  Administration  Act  (Ontario),  where,  in the opinion of the
Minister  of Finance of  Ontario,  a person is indebted to the Crown in right of
Ontario or in right of Canada or any agency of the Crown in any  specific sum of money, the Minister has the discretion to retain by way of deduction or set-off, out of money that is due and payable by the Province to that person, such sum as the  Minister  considers  fit in the  circumstances  to be applied  against such indebtedness of that person.

     I consent to the  inclusion of this  opinion in a Form 18-K/A  amendment to the  Province's  annual  report on Form 18-K for the year ended March 31,  2008, which annual report is incorporated by reference into Registration Statement No.
333-151612  filed with the  Securities  and  Exchange  Commission  of the United
States of America.

                                                  Yours truly,

                                                  /s/ Nicole Symeonides
                                                  ------------------------------
                                                  Nicole Symeonides
                                                  Legal Counsel
                                                  Legal Services Branch
                                                  Ministry of Finance and
                                                  Ministry of Revenue

                                                            SCHEDULE OF EXPENSES

                           Schedule of Expenses

     It is estimated that the expenses of the Province of Ontario in connection with the sale of the Bonds will be as follows:

Securities and Exchange Commission fee.............................US$   52,700.00

Printing expenses.............................................................0.00

Fiscal Agent, Paying Agent and
DTC Custodian fees and expenses....................................US$    9,000.00

Legal fees and expenses............................................US$   55,000.00

Rating Agency fees and expenses....................................US$   26,800.00

Listing fees and expenses..........................................US$   14,800.00

Underwriters' expense reimbursement...........................................0.00
                                                                __________________

T0TAL                                                              US$  158,300.00
                                                                ==================